Exhibit 99.1

NexGen Energy Ltd.

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF 2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

April 24, 2023

Message from the Chairman of the Board chris mcfadden

Dear Fellow Shareholders,

You are invited to attend the Annual General and Special Meeting of Shareholders (the “Meeting”) of NexGen Energy Ltd. (“NexGen” or the “Company”), which will be held on June 15, 2023, at 2:00 p.m. (Pacific Time) at the offices of NexGen located at 1021 West Hastings Street, Suite 3150, Vancouver, British Columbia.

I am pleased to report that NexGen continued to make great strides in 2022 in advancing NexGen’s carefully considered, disciplined long-term strategy for the development of the Company’s 100%-owned Rook I Project (the “Rook I Project” or the “Project”) into a leading global supplier of clean energy fuel for current and future generations. The Board and Executive, together with the entire team are very proud of the Company’s record in continually setting new elite standards in every aspect of responsible resource development in achieving NexGen’s goals.

NexGen is committed to delivering long-term superior, sustainable value to all stakeholders including shareholders while also delivering generational benefits for Saskatchewan, Canada and the global environment and restoring Canada as a global leader in the delivery of clean energy fuel.

Listed below are the Company’s significant 2022 achievements which can be found in more detail as well as other developments which occurred during the year, in this Management Information Circular:

•	NexGen’s draft Environmental Impact Statement (“EIS”) was submitted to both Provincial Ministry of Environment (“ENV”) and Federal Canadian Nuclear Safety Commission (“CNSC”) regulatory authorities in May 2022. Provincial technical review of the EIS was completed with comments provided to the Company in Q3 2022. Following a 30-day conformity review and subsequent 90-day review period, Federal technical and public review comments on the EIS were received by the Company in Q4 2022.
•	The Company continued strong relationships with the local and Indigenous communities, including the signing and implementation of a third Benefit Agreement resulting in letters of support for the Rook I Project to the Federal and Provincial regulators from each of Clearwater River Dene Nation (“CRDN”), Birch Narrows Dene Nation (“BNDN”), and Buffalo River Dene Nation (“BRDN”).
•	NexGen released its 2021 Sustainability Report, demonstrating the Company’s values-based approach that is focused on responsible, sustainable development founded on transparent environmental and social governance and ethics.
•	NexGen transitioned into the next stage of project development with the substantial completion of the Front-End Engineering Design (“FEED”).
•	The Company in March 2022 was up listed to the New York Stock Exchange (“NYSE”) in recognition of its size and liquidity, providing shareholders with enhanced liquidity and exposure to a broader array of potential investors, both in North America and globally.

This Management Information Circular contains important information about the Meeting and business to be conducted, including voting details, the nominated directors, the appointment of auditors, the continuation of the Company’s Shareholder Rights Plan and the executive compensation program at NexGen. Please read and familiarize yourself with the materials presented in this package in advance of the Meeting. NexGen strongly encourages all Shareholders to participate in the election process and to vote well in advance of the Meeting. Your vote is important.

In addition, Shareholders will have the opportunity to access, but not participate, in the formal aspect of the Meeting by webcast or teleconference using the details set forth in the Notice of Annual General and Special Meeting of Shareholders included in this package.

NexGen appreciates your continued support and participation in the Meeting.

Sincerely,

Chris McFadden

Chair of the Board of Directors

Message from the Chief Executive Officer LEIGH CURYER

Dear Valued Shareholders,

The demand for clean energy continues to rise, and the future of the uranium market looks increasingly positive as countries around the globe formally recognize the carbon free nature of nuclear energy. NexGen is at the forefront of this growth and in a unique position to play a leading global role in meaningfully addressing three of the largest global challenges: decarbonization, energy security and access to energy. The Company’s elite Rook I Project positions NexGen as a leader with solid exposure to the unique value which uranium provides to the global economy, coupled with an impressive financial return profile. As a major shareholder myself, together with other members of the Board who collectively and directly represent shareholders owning 21.5% of the outstanding shares, NexGen is proud of what has been achieved to date and how the Company is positioned for the future.

With other industry participants increasing their activity in the term contracting market, NexGen sees the current state of the uranium market as the starting point of a sustained long-term upward trend and strong demand for clean energy fuel.  NexGen’s superior social, technical, jurisdictional, and environmental competencies are positioning the Company for long-term success in delivering safe, reliable, and affordable energy to meet the growing demands of a rapidly changing world.

NexGen achieved key milestones in 2022 with submission of the draft EIS, significant advancement of the FEED program to substantial completion in Q4 2022, positive results from the 2022 exploration program, and the signing of the Company’s third industry leading Benefit Agreement with the CRDN which adds to the existing BNDN and BRDN Benefit Agreements, which all reflects NexGen’s commitment to respectful, transparent and honest engagement. NexGen is leading the industry in evolving into a new era of elite standards in all aspects of responsible Project development. NexGen was also approved for up-listing on the NYSE, representing a major corporate milestone in creating long-term value and an expansion of the Company’s global shareholder base.

This Management Information Circular contains more detail on these and many other significant achievements in 2022.

The submission of NexGen’s draft EIS for the development of the Rook I Project is a major milestone, incorporating many years of detailed data collection, analysis and design, and highlights the Company’s long-term and disciplined planning approach for elite environmental and social outcomes for the communities in which NexGen operates, the Province of Saskatchewan, and Canada. The subsequent positive receipt of the Federal review comments following the draft EIS technical and public review, as well as the Provincial technical review, is a substantial advancement in the elite, rigorous, and transparent regulatory approval process for the Rook I Project, and reflects the many years of dedicated focus, commitment and expertise by the NexGen team in advancing the generational Rook I Project.

NexGen transitioned into the next stage of project development with the substantial completion of FEED, following the successful completion of the Rook I Feasibility Study in 2021. Completion of FEED will advance the Rook I Project towards execution by starting detailed engineering and commencing the securing of long lead equipment in 2023. This achievement provides the platform for the Company to source and secure financing for the Rook I Project and maintain its successful path towards commercial production of uranium and the substantial economic and societal benefits that result.

NexGen also implemented a new Enterprise Resource Planning system that facilitates continued implementation of best practice financial controls for the development of the Project. In addition, the Company enhanced its IT infrastructure with a review and focus on cybersecurity protection and maintained its insurance strategy for site infrastructure activities.

With respect to exploration activities, the Company safely and successfully executed close to 12,000 meters of drilling, further enhancing the prospectivity of priority areas to target in 2023 including geophysical survey results that identified drill-ready stacked anomalies. All of this is focused on the sole objective of identifying new Arrow-type mineralization to feed the long-term demand for Saskatchewan’s uranium resources for decades to come.

NexGen is optimally poised to be a major contributor to the most important global initiatives of this century, and remains laser focused on delivering a generational project for the optimal benefit of shareholders and stakeholders, incorporating world-class environmental, social and economic outcomes. NexGen maintains a highly driven, disciplined and objective approach across all aspects of the organization, with purpose-driven sustainability as an overarching guide to continually assess and optimize all outcomes.

The Company’s commitment is to maximize value for shareholders and stakeholders, while setting and maintaining best-in-class standards in everything NexGen does. The team is optimally executing the strategy!

Sincerely,

Leigh Curyer

President & Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

WHEN:	WHERE
Thursday, June 15, 2023 2.00 p.m. (Pacific time)	The Offices of NexGen Energy Ltd. Suite 3150 - 1021 West Hastings Street Vancouver, BC, V6E 0C3
Shareholders will also be able to access but not participate in the formal aspect of the Meeting by webcast or teleconference using the details below:
WEBCAST URL:	https://app.webinar.net/49m7apn2Dxe
CONFERENCE DIAL-IN: To instantly join the conference call by phone, please use the following URL to easily register yourself and be connected into the conference call automatically or dial direct.

URL: https://emportal.ink/3Kd7WKp

Conference ID: 46397367

Toronto: 416-764-8659 / Vancouver: 778-383-7413
North American Toll Free: 1-888-664-6392
International Toll Free: Australia 1800076068 / Hong Kong 800962712

Please plan to vote in advance of the meeting.

The purposes of the meeting are to:

1.	Receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2022, together with the report of the independent auditor thereon;

2.	Set the number of directors of the Company at ten;

3.	Elect the directors of the Company for the ensuing year;

4.	Re-appoint KPMG LLP as independent auditor of the Company for the 2023 financial year and to authorize the directors to fix their remuneration;

5.	Consider and, if deemed advisable, approve an ordinary resolution authorizing the amendment, restatement and continuation of the Company’s existing shareholder rights plan for an additional three-year term; and

6.	Transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your Vote is Important

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Management Information Circular (the “Circular”), which is deemed to form part of this notice of meeting. Please read the Circular before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., no later than 2:00 p.m. (Pacific Time) on June 13, 2023 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed Meeting.

Non-registered NexGen Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Your vote is important and the Company encourages you to vote promptly.

The deadline to submit your vote is 2:00 p.m. Pacific Time on June 13, 2023.

DATED at Vancouver, British Columbia, this 24th day of April 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
President & Chief Executive Officer

2022 YEAR IN REVIEW	11
CONTINUED SIGNIFICANT PROGRESS	11
COMPENSATION HIGHLIGHTS	12
CORPORATE GOVERNANCE HIGHLIGHTS	13
MANAGEMENT INFORMATION CIRCULAR	14
INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING	14
Solicitation of Proxies	14
Notice-and-Access	14
Appointment of Proxyholders	15
Voting by Proxyholder	15
Registered Shareholders	15
Non-Registered Shareholders	16
Revocation of Proxies	16
CDI Holders	17
Advance Notice Provisions	17
VOTING SHARES AND PRINCIPAL SHAREHOLDERS	17
Record Date	17
Shares Outstanding and Principal Holders	18
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	18
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	18
FINANCIAL STATEMENTS	18
BUSINESS OF THE MEETING	19
ELECTION OF DIRECTORS	19
Majority Voting	25
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	25
Board Response to Low Vote Support at Last Year’s AGM	26
APPOINTMENT OF AUDITOR	26
CONTINUATION OF SHAREHOLDER RIGHTS PLAN	27
Overview of the Shareholder Rights Plan	27
Proposed Amendments	27
Purpose of the Rights Plan	27
Summary of Certain Key Provisions	28
Term	28
Issuance of Rights	29
Rights Exercise Privilege	29
Trading of Rights	29
Lock-Up Agreements	29
Permitted Bid Requirements	29
Waiver	30
Redemption	30
Board	30
Exemption for Investment Managers	30
Resolution	31
OTHER MATTERS	31

CORPORATE GOVERNANCE	32
GOVERNANCE OVERVIEW	33
DISCLOSURE	33
About the Board	33
Director and Executive Shareholdings	34
Enterprise Risk Management	34
Cyber Security	34
Meeting Cadence and In Camera Sessions	35
Ethical Business Conduct	35
Director Independence	35
Diversity, Equity & Inclusion	36
Diversity, Equity Inclusion Commitments	37
Board Committees	37
Audit Committee	37
Compensation Committee	38
Nomination and Governance Committee	38
Sustainability Committee	39
Environmental, Social and Governance	40
Chair of the Board and CEO Position Descriptions and Director Responsibilities	40
Board Skills Matrix	41
Terms	41
Orientation and Continuing Education	41
Board Performance Assessments	42
Other Directorships	42
Attendance	43
COMPENSATION DISCUSSION AND ANALYSIS	44
COMPENSATION AT A GLANCE	45
INTRODUCTION	45
COMPANY OVERVIEW	46
The Company’s Stock Price Has Outperformed Its Peers Since Inception	46
The Company Demonstrates Efficient Use of Capital	48
COMPENSATION GOVERNANCE	50
The Role of the Compensation Committee	50
Composition of the Compensation Committee	51
Executive Compensation Decision Making Process	51
Compensation Risk Management	51
Anti-Hedging	52
Clawback Policy	52
Equity Ownership Guidelines	52
Succession Management	53
Executive Compensation Philosophy	53
Executive Compensation Objectives	53
Executive Compensation Peer Group and Benchmarking	54
Independent Compensation Consultant	54
ELEMENTS OF EXECUTIVE COMPENSATION	55
Base Salaries	55
Short-Term Incentive Awards	56
Long-Term Incentive Awards	56
2022 NEXGEN PERFOMANCE SCORECARD	57
Market Performance Overview	57
2022 Company Objectives and Achievements	57
CEO Performance	59
2022 Assessment of Objectives	59

CEO COMPENSATION SUMMARY	59
Total Market Capitalization Return vs. Named Executive Pay	59
2022 Compensation Mix	60
CEO Stock Option Overview	61
CEO Share Ownership and Holdings	63
Summary Compensation Table	64
Incentive Plan Awards	65
Termination and Change of Control Benefits	66
Director Compensation	67
Incentive Plan Awards	69
Securities Authorized for Issuance Under Equity Compensation Plans	71
Stock Option Overhang, Dilution and Burn Rates	72
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	73
ADDITIONAL INFORMATION	73
SCHEDULE A	74
BOARD MANDATE	74
SCHEDULE B	76
SHAREHOLDER RIGHTS PLAN	76

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

2022 YEAR IN REVIEW

CONTINUED SIGNIFICANT PROGRESS

Uranium is a valuable and reliable source of clean, dense energy that has the potential to play a significant role in achieving global decarbonization goals, while also improving energy affordability, lifting millions of people out of energy poverty, and providing long-term energy security for countries around the world. This is at a time where the supply deficit for uranium is widening, with strong growing global demand and a lack of primary supply particularly from Organisation for Economic Co-operation and Development (“OECD”) nations.  NexGen’s team is proven across all disciplines of project development and operation. The Rook I Project is a strategic generational asset that has potential to be large scale, long-life, low cost and highly cash flow generative in the transition to a low-carbon economy. NexGen is uniquely positioned to become a world-leading clean energy supplier.

Since its inception, NexGen has pursued a carefully considered, objective, detailed and disciplined long-term strategy to develop the Rook I Project safely and responsibly for optimal benefits to all stakeholders. 2022 saw significant progress in advancing the Company’s near and long-term strategy.

Permitting

•	Submission of the draft EIS.
•	Successful completion of Provincial (ENV) technical review and Federal (CNSC) technical and public review of the draft EIS.
•	Positive regulatory engagement.

Benefit Agreements and Community Engagement

•	Formalized CRDN support for Rook I Project through signing of the Impact Benefit Agreement (“IBA”).
•	Implementation of the Benefit Agreements with BNDN and BRDN.
•	2021 Sustainability Report with reference to the Global Report Initiative (“GRI”) standards, demonstrating the Company’s environmental leadership among development stage mining companies.
•	Expanded training programs for Local Priority Area (“LPA”) members for skills, certifications, and employment opportunities at the Rook I Project.
•	Strategic partnerships broadening community impact to support and motivate youth across the province and country.

Project Advancement

•	Transitioned into the next stage of project development with the substantial completion of FEED, following the successful completion of Rook I Feasibility Study in 2021.
•	Added significantly to the team which is execution ready.

Up listing to NYSE

•	In recognition of NexGen’s size and liquidity, the Company was up listed to the NYSE in March 2022, providing shareholders with enhanced liquidity and exposure to a broader array of potential investors.

Financial Controls and IT Infrastructure

•	Implementation of the SAP BusinessbyDesign Enterprise Resource Planning System for increased efficiencies and productivity.
•	Enhanced IT infrastructure and focus on cybersecurity.

2023 and Beyond

NexGen is proud of the significant progress made in executing its strategy in 2022. The robust, thorough and detailed planning and successful execution contributed to continued, efficient movement towards full-scale production. The team looks forward to continuing to build on its track record of successful execution in 2023 and beyond by bringing the same dedication, extensive planning and forward-thinking that have always been the hallmark of NexGen’s Board, Executive team and employees.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 11

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

COMPENSATION HIGHLIGHTS

The Board endorses that the carefully considered compensation program developed and overseen by the Company’s independent Compensation Committee (the “Compensation Committee”) has been a key factor in the Company’s progress. The compensation program was specifically designed with the right mix of components to incentivize employees to develop and execute on NexGen’s strategic plan and drive long-term, sustainable shareholder value. NexGen’s stock price performance and Total Shareholder Return (“TSR”) since inception as a publicly traded company demonstrates the shareholder value creation strategy and compensation plan is working and leading the industry.

From the Company’s initial listing on the TSX Venture Exchange in 2013 to December 31, 2022, NexGen’s share price has increased 1,564% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

Members of the Board and Compensation Committee, directly and collectively represent shareholders owning 21.5% of the outstanding shares, endorse the Company’s equity incentive program, which consists entirely of stock option awards, has been a major factor in the Company’s long-term success. Stock options, which are “at risk” compensation, provide alignment between long-term share price performance and remuneration for the NexGen team. Given the Company’s development stage which means the Company is not yet generating net positive cash flows through operations, option awards are preferable to other forms of long-term incentive (“LTI”) awards as they align the interests of the Company, its employees and its shareholders and preserve cash resources compared to other forms of equity incentivization which require funding through the Company’s treasury, thereby reducing funds available for Project development execution. Share unit awards such as Restricted Share Units (“RSUs”), or Performance Share Units (“PSUs”) could result in payout regardless of the Company’s stock price performance, and can be dilutive, compared to options which only result in realized value to the holder if the Company’s share price increases during the term of the option. Accounting for RSUs and PSUs awards results in a liability to the Company being recorded until the date of vesting, which could be viewed negatively by the capital markets during future financing stages.

NexGen’s option awards have a five-year term and two-year vesting period, enhancing the Company’s ability to retain key employees, which is especially important during the development stage. It’s important to note, that all options granted in the Company’s history immediately following an equity raising have always been issued at a higher price than the previous price of equity raised, and only exercised by Executives in the 60th (final) month prior to expiry. In many instances the proceeds from these option exercises has funded the tax liabilities associated, with the majority of remaining proceeds reinvested by the Executives into equity. For example, the Chief Executive Officer has increased his equity position through this mechanism by a factor of 2.6x since his initial equity purchase, thereby completely aligning historical and future performance with shareholder returns.

Once the Company is no longer in the development stage, the Compensation Committee may determine that other forms of equity incentive compensation would be more effective than stock options in driving superior shareholder value creation.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 12

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NexGen has made significant progress in meeting the various goals in its carefully considered strategy to develop the Rook I Project, which has driven the Company’s strong share price performance since inception. Accordingly, to ensure that such goals are met, the Company also offers cash-based short-term incentive (“STI”) and LTI awards which pay out only if specific goals closely tied to the strategic plan have been met by the Company and the employee.

Consideration was given to a vote regarding executive compensation (“Say on Pay”). The Board and its advisors view Say on Pay at this stage as inappropriate given the Company is in the development stage and has a committed philosophy of attracting the very best candidates for this generational Rook I Project. Say on Pay is more appropriate for companies with steady state operations and it would be the Company’s intention to consider this for a shareholder vote once in operation when appropriate comparables can be assessed.

The Compensation Committee works with independent Compensation advisors. For the upcoming year, the Compensation Committee has engaged Mercer to complete a comprehensive executive officer and director compensation review, which will include a compensation road map that is in line with Company development. Mercer is a global, highly recognized independent compensation advisor that has over 75 years’ experience in putting forward thoughtful leading executive compensation and rewards guidance and advice.

Full details of NexGen’s compensation programs are contained in the Section entitled Compensation Discussion and analysis starting on page 45.

CORPORATE GOVERNANCE HIGHLIGHTS

The Board firmly believes that a strong and genuine corporate governance regime attuned to the nature of a company and aligned with the interests of its shareholders is essential to the successful creation of shareholder value.

NexGen’s corporate governance regime is fully described in the section entitled “Corporate Governance” starting on page 33.

NexGen up listed to the NYSE in March 2022, and as part of the listing, the Board reviewed and revised the Board mandate and charters accordingly for each Board committee and introduced an additional document, the Corporate Governance Guidelines.

The most important component of corporate governance is a strong Board of Directors composed of members with the qualifications, skills and experience required to ensure that the Board develops and oversees the right strategy to deliver shareholder value and to maintain accountability. Further, NexGen has a long-term track record of ensuring the Board holds the right qualifications, skills and experience necessary for the current stage of development. As a result, NexGen has added two new Board members over the past two years (Don Roberts and Ivan Mullany). The current Board members are described in detail starting on page 19. Further, in the last 5 years, the Board composition has been strengthened with the appointment of 6 new directors (current total 10) representing objective, fresh and continual contestability to governance. Currently, members of the Board represent shareholders owning 21.5% of the outstanding shares.

The Board has a robust annual evaluation process designed to assess the performance of individual Board members, its committees, and the Board as a whole. As part of that evaluation process described above, the Nomination and Governance Committee of the Company (the “Nomination and Governance Committee”) determined that the Board would be strengthened by the appointment of Ivan Mullany given the Company is transitioning into the construction stage of the Project. Mr. Mullany is well qualified with extensive knowledge and experience in the successful execution of global mining project construction and operational excellence. His skills and experience are an excellent and timely complement enhancing the technical review capacity of the Board as the Rook I Project advances into detailed engineering in 2023.

A Fellow of the Australian Institute of Mining and Metallurgy and a member of the Canadian Institute of Mining and Metallurgy, he has over 35 years in mining project management with broad international experiences. Most recently, as a member of the senior leadership team at Newmont Corporation and its predecessor Goldcorp Inc., he led numerous major projects, collectively in excess of $18 Billion, during the engineering study, construction and execution stages.

Mr. Mullany is standing for election to the Board at the 2023 Annual Meeting.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 13

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the “Company” or “NexGen”) for use at the annual general and special meeting (the “Meeting”) of its Shareholders to be held on Thursday, June 15, 2023 at the time and place and for the purposes set forth in the accompanying notice of annual general and special meeting of Shareholders (the “Notice of Meeting”). Unless otherwise stated, this Circular contains information as at April 24, 2023. References in this Circular to the Meeting include any adjournment or postponement thereof and, unless otherwise indicated, in this Circular all references to “$” are to Canadian dollars.

The Company holds approximately 50.0% of the issued and outstanding common shares of IsoEnergy Ltd. (TSXV: ISO) (“IsoEnergy”). IsoEnergy is a reporting issuer subject to Canadian securities laws, including disclosure regarding compensation of its directors and executive officers. Messrs. Leigh Curyer, Christopher McFadden, Richard Patricio and Trevor Thiele are also directors of IsoEnergy and receive director fees from IsoEnergy in such capacities and hold stock options and common shares of IsoEnergy. Further information regarding the compensation paid by IsoEnergy and stock options and common shares held by those common directors and officers will be available in its Management Information Circular which will be filed under its profile on www.sedar.com.

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Company, to whom no additional compensation will be paid. All costs of solicitation will be borne by NexGen. In addition, the Company shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Company.

NexGen has engaged TMX Investor Solutions Inc. (“TMX”) to assist with communicating with Shareholders. In connection with these services, TMX is to receive a fee of approximately $40,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation.

If you have any questions or require assistance with voting, please contact TMX, by telephone, toll free, at 1-800-706-3274 toll-free in North America (1-(201) 806-7301 Outside North America) or by email at info_TMXIS@TMX.com.

Notice-and-Access

The Company has elected to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to Shareholders for the Meeting.

Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, Shareholders will receive a notice (“Notice”) with information on the Meeting as well as information on how they may access this Circular electronically and how they may vote.

The Company will not use the procedures known as “stratification” in relation to the use of Notice-and-Access Provisions meaning that all Shareholders will receive a Notice in accordance with the Notice-and-Access Provisions.

Shareholders can request that printed copies of this Circular be sent to them by postal delivery, at no cost to them, up to one year after the date this Circular was filed on SEDAR by calling toll-free (in Canada and the United States) 1-800-841-5821 or by emailing ddang@nxe-energy.ca. See under the heading “How to Obtain Paper Copies of the Circular” in the accompanying Notice and Access Notification to Shareholders.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 14

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Appointment of Proxyholders

The persons named in the enclosed form of proxy or voting instruction form are executive officers of the Company. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a Shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

On any ballot, the nominees named in the accompanying proxy form will vote, withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that Shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee’s best judgment or as stated above.

Registered Shareholders

A “Registered Shareholder” is a person whose common shares are registered in the Shareholder’s own name. Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Shareholders should call Computershare Investor Services Inc. at 1-866-732- VOTE (8683). Registered Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the telephone voting system.

To vote over the Internet, Registered Shareholders should go to www.investorvote.com. NexGen Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the voting website.

To vote by mail, Registered Shareholders should complete, date and sign the form of proxy and mail in the enclosed return envelope to the office of Computershare Investor Services Inc.

Voting instructions must be received no later than 2:00 p.m. (Pacific Time) on June 13, 2023, or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 15

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Non-Registered Shareholders

Most Shareholders of the Company are “Non-Registered Shareholders” because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self- administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed in order to ensure that the Non-Registered Shareholder’s common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

NexGen may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders vote their shares. Those Shareholders who have not objected to NexGen knowing who they are (non-objecting beneficial owners) may be contacted by TMX Investor Solutions Inc. to conveniently obtain a vote directly over the phone.

Non-Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

If you have any questions or require assistance with voting, please contact TMX Investor Solutions Inc., the Company’s proxy solicitation agent, by telephone, toll-free, at 1-800-706-3274 toll-free in North America (1- (201) 806-7301 Outside North America) or by email at info_TMXIS@TMX.com.

Revocation of Proxies

Only a Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or such Shareholder’s legal representative, or if the Registered Shareholder is a corporation, by its duly authorized legal representative, and deposited at the Company’s registered office: Suite 2500, 700 West Georgia Street, Vancouver, BC V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke the proxy on their behalf.

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CDI Holders

Each person who is recorded as the holder of CHESS Depositary Interests (“CDIs”) on April 24, 2023 in the register of holders of CDIs kept by or on behalf of NexGen (each such person being a “Relevant CDI Holder”) is entitled to instruct CHESS Depository Nominees Pty Limited (“CDN”), a wholly owned subsidiary company of ASX Limited that was created to fulfil the functions of a depositary nominee, or its custodian which holds the NexGen common shares underlying their CDIs how to vote those shares on the resolutions to be considered at the Meeting. If you are a Relevant CDI Holder and wish to give such voting instructions you must complete and submit the CDI voting instruction form accompanying this Notice of Meeting or lodge your vote online at www.investorvote.com.au using your secure access information contained in the CDI voting instruction form. Relevant CDI Holders can expect to receive a CDI voting instruction form, together with the Meeting materials from Computershare, the CDI registry in Australia.

For your CDI voting instruction form to be valid, it must be received by Computershare no later than 9:00am on June 12, 2023 (Australian Western Standard Time) in order to allow CDN or its custodian which holds the underlying common shares sufficient time to provide voting instructions in respect of the relevant common shares to NexGen by the proxy submission deadline of 2.00pm on June 13, 2023 (Pacific time) or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting, and in addition you must be a Relevant CDI Holder.

Please note that holders of CDIs are not Registered Holders of the common shares to which those CDIs relate, and therefore are not entitled to vote in person at a Meeting in their capacity as a holder of CDIs. Relevant CDI Holders can request CDN to appoint the Relevant CDI Holder (or a person nominated by the Relevant CDI Holder) as proxy to exercise the votes attaching to the underlying common shares represented by the Relevant CDI Holder. In such case, a Relevant CDI Holder may, as proxy, attend and vote in person at the Meeting. If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Advance Notice Provisions

On May 21, 2015, Shareholders approved an amendment to the Company’s articles to implement advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made, in the case of an annual meeting of Shareholders, at least 30 days and no more than 65 days before the date of the meeting, and in the case of a special meeting of Shareholders (which is not also an annual meeting of Shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Advance Notice Provisions also set forth the information that a Shareholder must include in the notice to the Company. See the Company’s amended articles which are available under the Company’s profile on SEDAR at www.sedar.com for full details (filed on May 26, 2015). No director nominations have been made by Shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth below under “Business to be Transacted at the Meeting - Election of Directors”.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The Board of Directors of NexGen (the “Board”) has fixed April 24, 2023, as the record date, being the date for the determination of the holders of the Company’s common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Shares Outstanding and Principal Holders

As of April 24, 2023, there were a total of 487,280,586 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen Shareholders and to have one vote for each common share held.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of NexGen, except for the following:

Name	Type of Security	Approximate number (and percentage of class) beneficially owned, or controlled or directed, directly or indirectly
Victor Tzar-Kuoi Li and Ka-shing Li(1)	Common Shares	50,231,497 (10.31%)

Note:

(1)	Details of such shareholdings is based upon information obtained from SEDI (the System for Electronic Disclosure by Insiders database) as at the date of this Circular and per SEDI such common shares are registered to Next Global and Sprinkle Ring (each as defined below).

In accordance with the terms of an Investor Rights Agreement among CEF Holdings Limited (“CEF”), CEF (Capital Markets) Limited, Next Global Holdings Limited (“Next Global”), and Sprinkle Ring Investment Limited (“Sprinkle Ring”), together with Canadian Imperial Bank of Commerce and Cheung Kong (Holdings) Limited (each of whom acquired certain common shares and convertible debentures from CEF and agreed to be bound by the Investor Rights Agreement) (all such entities, collectively, the “Investors”) and NexGen, CEF has, among other rights, certain rights to nominate an individual for election to the Board on behalf of the Investors. Under the Investor Rights Agreement, CEF is entitled to nominate for election one member of the Board (the “CEF Nominee”) for so long as the percentage of outstanding common shares of the Company beneficially owned, directly or indirectly, by the Investors, collectively, is more than 15% (on a partially-diluted basis) of the Company’s issued and outstanding common shares. To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, the Investors hold under the requisite percentage and therefore do not have a right to nominate a CEF Nominee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Company (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Company’s last financial year or any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial year ended December 31, 2022 and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management’s discussion and analysis were sent to all Shareholders who have requested a copy. The Company’s consolidated financial statements and related management’s discussion and analysis for the financial year ended December 31, 2022 are also available under the Company’s profile on SEDAR (www.sedar.com) and on the Company’s website (www.nexgenenergy.ca).

MANAGEMENT INFORMATION CIRCULAR |	PAGE 18

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR setting the number of directors at ten and the election of the ten director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table provides information on the ten director nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five (5) years; and (vi) the number of common shares and stock options of the Company (does not include common shares or stock options of IsoEnergy for the common directors) beneficially owned, controlled, or directed, directly or indirectly.

Leigh Curyer (1)
Director since 2013 Not Independent Age: 51

Mr. Curyer has more than 20 years’ experience in the resources and corporate sector. Mr. Curyer founded NexGen in 2011 and currently serves as the President and Chief Executive Officer. From 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm. Mr. Curyer was the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.) from 2002 to 2006.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects.

Mr. Curyer also serves as the Chairman of IsoEnergy Ltd. The Company holds approximately 50.0% of the issued and outstanding common shares of IsoEnergy Ltd.

Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Curyer is a resident of British Columbia, Canada.

Board Committees
Sustainability Committee
Principal Occupation
President and Chief Executive Officer of NexGen Energy Ltd.
Options and Common Shares
	Options 14,600,000	Common Shares 4,850,000

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Christopher McFadden
Director since 2013 Independent Age: 54

Mr. McFadden is a lawyer with more than 25 years of experience in exploration and mining. Previously, Mr. McFadden was the President and Chief Executive Officer of NxGold Ltd., and, before that the Manager, Business Development at Newcrest Mining Limited, and the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden currently serves on the Board of IsoEnergy Ltd. The Company holds approximately 50.0% of the issued and outstanding common shares of IsoEnergy Ltd.

Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University. Mr. McFadden is a resident of Victoria, Australia.

Board Committees
Chairman of the Board; Audit Committee; Sustainability Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options 2,450,000	Common Shares 850,000

Richard Patricio(2)
Director since 2013 Independent Age: 49

Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd., having previously been its Executive Vice President from 2005 to 2015. Mega Uranium Ltd. holds 19, 476, 265 common shares of NexGen.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree Capital Ltd. (“Pinetree”), a TSX-listed investment company specializing in early-stage resource investments. Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Prior to that, Mr. Patricio practiced law at top-tier Toronto- based law firm before moving in-house with a TSX- listed issuer.

Mr. Patricio has built a number of mining companies with global operations and holds (and has held) senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. He currently serves on the Board of IsoEnergy Ltd., Labrador Uranium Inc., Toro Energy Limited, and the Company, all in his capacity as CEO of Mega Uranium Ltd. He also sits on the Board of Sterling Metals Corp., Sixty Six Capital Inc. and Mindset Pharma Inc.

Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000. Mr. Patricio is a resident of Ontario, Canada.

Board Committees
Nomination and Governance Committee (Chair); Compensation Committee (Chair); Audit Committee
Principal Occupation
President and Chief Executive Officer of Mega Uranium Ltd.
Options and Common Shares
	Options 2,600,000	Common Shares 914,900

MANAGEMENT INFORMATION CIRCULAR |	PAGE 20

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Trevor Thiele
Director since 2013 Independent Age: 65

Mr. Thiele has more than 30 years’ experience in senior finance roles in medium to large Australian listed companies. Mr. Thiele has also been Chief Financial Officer for companies involved in the agribusiness sector (Elders and ABB Grain Ltd., Rural Services Division) and the biotechnology sector (Bionomics Limited). In these roles he combined his technical, accounting, and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, Mr. Thiele was actively involved in initial public offerings, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures.

Mr. Thiele currently serves on the Board of IsoEnergy Ltd. The Company holds approximately 50.0% of the issued and outstanding common shares of IsoEnergy Ltd.

Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Thiele is a resident of South Australia, Australia.

Board Committees
Audit Committee (Chair); Compensation Committee; Nomination and Governance Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options 2,600,000	Common Shares Nil

Warren Gilman
Director since 2017 Independent Age: 63

Mr. Gilman was appointed Chairman and CEO of Queen’s Road Capital Investment Ltd. in 2019. Prior to that he was Chairman and CEO of CEF Holdings Limited and was Vice Chairman of CIBC World Markets. Mr. Gilman was also Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC’s activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC’s Global Mining Group in 1988. During his 26 years with CIBC he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Sumitomo Corp., China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

Mr. Gilman serves on the Board of Los Andes Copper Ltd. and Gold Royalty Corp.

He is Chairman of the International Advisory Board of Western University and a member of the Dean’s Advisory Board of Laurentian University.

Mr. Gilman obtained his B.Sc. in Mining Engineering at Queen’s University and his MBA from the Ivey Business School at Western University. Mr. Gilman is a resident of Hong Kong, China.

Board Committees
Audit Committee; Sustainability Committee
Principal Occupation
Chairman and CEO of Queen’s Road Capital Investment Ltd.
Options and Common Shares
	Options 2,550,000	Common Shares 250,000

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Sybil Veenman
Director since 2018 Independent Age: 59

Ms. Veenman has more than 25 years of mining industry experience, including as a senior executive and, as a public company director. Previously, Ms. Veenman was a Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation. In that capacity, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company’s significant M&A and financing transactions and involved in a wide range of operational, regulatory, political, and social responsibility aspects of the mining business.

Ms. Veenman currently serves as a Director at Nasdaq-listed Royal Gold Inc., and TSX-listed Major Drilling Group International Inc., and is also Chair of the Board of Directors of the Boost Child & Youth Advocacy Centre in Toronto, a non-profit organization dedicated to providing child and youth services and support.

Ms. Veenman holds a Law degree from the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute. Ms. Veenman is a resident of Ontario, Canada.

Board Committees
Nomination and Governance Committee; Compensation Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options 2,550,000	Common Shares 60,000

Karri Howlett
Director since 2018 Independent Age: 47

Ms. Howlett has more than 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. She is the Principal of Karri Howlett Consulting which provides clients with an informed third-party perspective and a tailored process to help navigate embedding ESG, financial, and risk management strategies.

Ms. Howlett has conducted financial due diligence and risk analysis for several business endeavors, including business advisement and financial modelling for several mining and energy projects, as well as mergers of financial institutions. Ms. Howlett was recently President of RESPEC Consulting Inc., which is a geoscience and engineering consulting company based in Saskatoon, Saskatchewan.

Her extensive experience in ESG matters makes her extremely well qualified to serve as Chairman of NexGen’s Sustainability Committee.

Ms. Howlett currently sits on the Boards of Gold Royalty Corp., March Consulting Associates Inc., Saskatchewan Trade Export Partnership and recently served on SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021, leading the development and implementation of net zero carbon emission strategies.

Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation. Ms. Howlett is a resident of Saskatchewan, Canada.

Board Committees
Sustainability Committee (Chair)
Principal Occupation
President, Karri Howlett Consulting Inc.
Options and Common Shares
	Options 2,550,000	Common Shares 32,900

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Brad Wall(3)
Director since 2019 Not Independent Age: 57

Mr. Wall was the 14th Premier of Saskatchewan. Mr. Wall brings to NexGen’s Board political experience spanning over an 18-year period. During his 10-year tenure as Premier of Saskatchewan, Mr. Wall led the province to unprecedented economic expansion, strong population and export growth, record infrastructure investment and the first ever and continuing AAA credit for the Province’s finances. Mr. Wall worked successfully with the previous federal government to achieve nuclear cooperation agreements between Canada and both India and China opening those civilian nuclear energy markets to Canadian uranium. He is an advocate for sustainable, inclusive economic development and provides strategic insight to the energy sector. Mr. Wall brings to NexGen extensive national energy policy, political and economic experience and has demonstrated a very strong commitment, results and advocacy in the best interests of Saskatchewan and Canada over his entire career. That experience has proven to be very beneficial to the Board in dealing effectively with the various regulatory and political bodies needed to ensure success of the Rook I Project.

.

Mr. Wall currently serves on the Board of Maxim Power Corp., Whitecap Resources Inc., and Helium Evolution.

Mr. Wall attended the University of Saskatchewan, graduating with an honours degree in Public Administration and an advanced certificate in Political Studies. Mr. Wall is a resident of Saskatchewan, Canada.

Board Committees
Sustainability Committee
Principal Occupation
Corporate Director and Consultant
Options and Common Shares
	Options 2,550,000	Common Shares 39,000

Don J. Roberts
Director since 2021 Independent Age: 71

Mr. Roberts has had a lengthy and successful career as a leading financial executive and Chartered Accountant in various countries including Canada, Italy and Hong Kong.

Mr. Roberts retired in 2011 after a 23-year career in Hong Kong as Group Deputy Chief Financial Officer of CK Hutchison Holdings (previously Hutchison Whampoa Limited), a listed conglomerate and Fortune 500 company headquartered in Hong Kong with operations in over 40 countries, including Hong Kong, Mainland China, Canada and throughout Europe. During this career he was responsible for listed company financial reporting, credit rating reviews, and group wide taxation, and actively involved in investor relations, corporate governance, equity and debt capital market activities, corporate restructurings, acquisitions, mergers and joint ventures in various countries around the world. Prior to joining CK Hutchison Holdings, he trained and worked at PricewaterhouseCoopers in their Calgary, Vancouver, Turin - Italy, and Hong Kong offices.

During his career he has been involved in various industries including oil and gas, mining, manufacturing, shipping, container ports, telecommunications, property investment and development, utilities, infrastructure, retail, treasury and investment.

Mr. Roberts currently serves as an Independent Non-Executive Director and Chairman or member of the audit committee on a number of listed and private companies including CK Asset Holdings, CK Life Sciences Int’l, HK Electric Investments, all listed in Hong Kong and Queen’s Road Capital Investment Ltd., listed on the Toronto exchange.

Mr. Roberts holds a Bachelor of Commerce degree from the University of Calgary and is a member of the Chartered Professional Accounts of Canada and is a resident of Hong Kong, China.

Board Committees
Nil
Principal Occupation
Corporate Director
Options and Common Shares
	Options 800,000	Common Shares 114,300

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Ivan Mullany
Director since 2023 Independent Age: 60

Mr. Mullany is a senior mining executive with over 35 years of extensive leadership experience spanning project development, operational excellence, innovation, business strategy, and governance. Most recently, with Newmont and its predecessor Goldcorp Inc. on the Senior Leadership Team, he led numerous major projects collectively in excess of $18 Billion, during the engineering study, construction and execution stages.

Mr. Mullany’s tenured career in the mining sector has led to exceptional international experience, leading diverse teams in multiple jurisdictions.

Mr. Mullany was appointed to the Board on January 31, 2023, following a review by the Nomination and Governance Committee and unanimous approval by the Board. Mr. Mullany’s experience in the successful execution of global mining project construction and operational excellence will complement the Board as the Rook I Project advances into Detailed Engineering.

Mr. Mullany is a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM) and a member of the Canadian Institute of Mining and Metallurgy (CIMM) and is a resident of Ontario, Canada.

Board Committees
Nil
Principal Occupation
Corporate Director
Options and Common Shares
	Options 300,000	Common Shares Nil

Notes:

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of the Company.
(2)	In addition, Mega Uranium Ltd. holds 19,476,265 common shares of NexGen. Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. The common shares of Mega Uranium Ltd. are listed on the TSX.
(3)	Mr. Wall is not independent on the basis that he is an executive officer of the consulting company, Flying W Consulting, that is engaged by the Company.

For the purposes of this Circular, unless otherwise stated, “independence” has been assessed in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”).

MANAGEMENT INFORMATION CIRCULAR |	PAGE 24

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Majority Voting

The Company has adopted a majority voting policy as described in the Company’s Corporate Governance Guidelines, which is available on NexGen’s website at www.nexgenenergy.ca. The policy requires that each director nominee of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election must promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Nomination and Governance Committee will make a determination as to whether or not to accept the tendered resignation and make a recommendation to the Board thereon. The Board, in turn, will determine whether or not to accept the tendered resignation within 90 days of the Shareholder meeting. The Nomination and Governance Committee will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Company shall promptly issue a news release with the Board’s decision which, in the event the resignation is not accepted, must fully state the reason for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

(a)	is, as of the date of this Circular, or has been, within ten years before the date of this Circular, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that,
(i)	while that person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order”); or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity of director, Chief Executive Officer or Chief Financial Officer; or
(b)	is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or an executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 25

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Board Response to Low Vote Support at Last Year’s AGM

Last year, all director nominees were successfully elected to the Board. Richard Patricio and Warren Gilman received less Shareholder support than other directors who received support ranging between 80% - 98%, although still achieving 75.1% and 78.5% respectively of support from voting Shareholders.

The Board understands the potential issues with respect to over-boarding in general. However, the Board values the knowledge, experience and perspective of directors who sit on boards of other publicly traded companies provided they do not interfere with the commitment to NexGen. As described in the section “Nomination and Governance Committee” starting on page 38, the Nomination and Governance Committee annually conducts a robust evaluation of the Board’s operations, processes and the performance of each Board member. As the result of that evaluation, and after taking into account shareholder concerns, the Nomination and Governance Committee (with Mr. Patricio abstaining) unanimously concluded that the contributions of Mr. Patricio and Mr. Gilman have been exemplary and have not been impaired by their other commitments. Both directors have perfect attendance, attending 100% of all board and key committee meetings held in the last fiscal year, are always well prepared, and contribute significantly to discussions and deliberations. They also participate frequently in calls and other communications with senior management and other Board members outside of formal Board and committee meetings.

Their active participation and high levels of engagement, coupled with their diverse experience and depth of knowledge in the mining industry directly related to the development operations of the Company, render both Messrs. Patricio and Gilman key members of the Board.  Further, it should be noted that most of Mr. Patricio’s directorships are directly related to his employment as President and CEO of Mega Uranium Ltd., serving as Mega Uranium Ltd’s Board representative on each of NexGen, IsoEnergy, Labrador Uranium Inc., and Toro Energy Limited.

After careful consideration, the Nomination and Governance Committee and the full Board have concluded that their extensive experience in the mining industry is extremely beneficial to the Board’s efforts to deliver superior shareholder value; that their nomination is appropriate; and there is no evidence their effectiveness as directors of NexGen has suffered due to other commitments. The Board continuously monitors and reviews the effectiveness and commitments of all directors and will recommend appropriate action should any director’s effectiveness decline for any reason.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to re-appoint KPMG LLP, 777 Dunsmuir Street, PO Box 10426, Vancouver, BC, Canada, as independent auditor of the Company for the ensuing year at such remuneration to be fixed by the Board.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the re-appointment of KPMG LLP as the Company’s independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

The aggregate fees billed by the Company’s external auditors, KPMG LLP, in each of the last two (2) financial years are as follows:

Financial Year Ending	Audit Fees(1,2)	Audit- Related Fees(3)	Tax Fees(4)	All Other Fees(5)
2021	$330,610	Nil	$5,489	Nil
2022	$491,752	Nil	Nil	Nil

Notes:

(1)	The aggregate audit fees in respect of the financial year, of which $103,090 relate to IsoEnergy in 2022 (2021 - $80,250).
(2)	$121,965 of this amount in 2022 related to audit services performed in connection with securities filings.
(3)	The aggregate fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(4)	The aggregate fees for professional services rendered for tax compliance, tax advice and tax planning.
(5)	The aggregate fees for products and services other than as set forth under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CONTINUATION OF SHAREHOLDER RIGHTS PLAN

Overview of the Shareholder Rights Plan

On April 20, 2020, the Company amended and restated its shareholder rights plan agreement dated as of April 22, 2017, between the Company and Computershare Investor Services Inc. (the “Existing Rights Plan”). At the Meeting, the Company will seek shareholder approval to authorize the continuation of the Existing Rights Plan, as amended and restated as of April 24,2023 (the “Rights Plan”), for an additional three-year term. The form of the Rights Plan is proposed to be amended as noted below to conform with industry best practice and shareholder expectations.

Pursuant to its terms, the Existing Rights Plan will expire at the termination of the Meeting, unless its continuation, in the form of the Rights Plan, is approved by Shareholders in accordance with its provisions. Management of the Company, with the assistance of external advisors, has reviewed the terms of the Rights Plan for conformity with current Canadian securities laws and prevailing practices of other Canadian companies and has determined that the Rights Plan, as amended, is consistent with Canadian securities laws and corporate governance practices, and addresses institutional shareholder guidelines for “new generation” rights plans, as of the date of this Circular.

The Board determined that it is in the best interests of the Company and fair to Shareholders that the Rights Plan be continued for an additional three years, as described below.

Approval of the Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company. The proposed approval of the Rights Plan and its continuation are also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the common shares.

Unless otherwise defined below, all capitalized terms have the meanings specified in the Rights Plan.

Proposed Amendments

The Rights Plan is the same as the Existing Rights Plan, except that, to ensure that the Rights Plan conforms to current industry practice and shareholder expectations, it removes the requirement that a Person must acquire more than 50% of the outstanding Common Shares, other than Common Shares Beneficially owned pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition, before the Board will be deemed to have redeemed the Rights at the Redemption Price. As a result, the amendment would allow partial bids to proceed, provided they meet the other requirements of the Rights Plan.

The Rights Plan preserves the fair treatment of Shareholders, is consistent with current Canadian corporate governance practices and conforms with institutional shareholder guidelines for “new generation” rights plans as of the date of this Circular.

Purpose of the Rights Plan

In adopting the Rights Plan, the Board considered the existing legislative framework governing takeover bids in Canada. In May 2016, the Canadian Securities Administrators (the “CSA”) adopted amendments to the take-over bid regime. The amendments, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt takeover bids meet a minimum tender requirement of more than 50% of the outstanding securities held by Independent Shareholders, and require a ten-day extension after the minimum tender requirement is met. Regarding the minimum bid period, a target issuer has the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the existing legislative framework governing takeover bids in Canada does not apply to exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders.

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Some remaining areas of concern include:

•	protecting against “creeping bids” (the accumulation of more than 20% of the common shares) through purchases exempt from Canadian takeover bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all Shareholders, (ii) acquiring control through the slow accumulation of common shares not available to all Shareholders, (iii) acquiring control through the slow accumulation of common shares over a stock exchange without paying a control premium, or (iv) through other transactions outside of Canada that may not be subject to Canadian take-over bid rules and, therefore, not made available to all Shareholders; and
•	preventing a potential acquirer from entering into lock-up agreements with existing Shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

By applying to all acquisitions of 20% or more of the common shares, except in limited circumstances, including Permitted Bids, the Rights Plan is designed to ensure that all Shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Company or fair to all Shareholders.

As a result of the foregoing, the Board has determined that it is advisable and in the best interests of the Company and its Shareholders that the Company has in place a shareholder rights plan in the form of the Rights Plan.

The Rights Plan is designed to encourage a potential acquirer who makes a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of rights issued under the Rights Plan, other than the acquirer and certain persons related to the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the acquirer to substantial dilution of its holdings. Even where a takeover bid does not meet the Permitted Bid criteria, the Board is always bound to consider any bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such a bid. In discharging such responsibility, the Board is obligated to act honestly and in good faith with a view to the best interest of the Company.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company, nor is the Board currently aware of any pending or threatened take-over bid for the Company.

The Rights Plan does not preclude any Shareholder from using the proxy mechanism of the Business Corporations Act (British Columbia), the Company’s governing corporate statute, to promote a change in the Company’s management or in the Board, and it will have no effect on the rights of Shareholders to requisition a meeting of Shareholders in accordance with the provisions of applicable legislation.

The Rights Plan is not expected to interfere with the Company’s day-to-day operations. The issuance of Rights under the Rights Plan will not in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a Flip-in Event occurs and the rights separate from the common shares as described below, financial metrics reported on a per share basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of Certain Key Provisions

The following is a brief summary of the Rights Plan, which is qualified in its entirety by reference to the complete text of the form of the Rights Plan attached hereto as Schedule B.

Term

Pursuant to the TSX Company Manual and the terms of the Existing Rights Plan, the Rights Plan must be approved by Shareholders at the Meeting and, if not approved, the Existing Rights Plan will expire and cease to have effect at the termination of the Meeting. If the Rights Plan is approved at the Meeting, the Rights Plan will require reconfirmation by Shareholders at the annual meeting of Shareholders held in 2026 and every third annual meeting of Shareholders held thereafter.

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Issuance of Rights

Upon the Existing Plan becoming effective on April 22, 2017, one Right was issued and attached to each common share. One Right is also attached to each subsequently issued common share and will attach to each subsequently issued common share.

Rights Exercise Privilege

The Rights generally separate from the common shares and become exercisable 10 business days (the “Separation Time”) after a person has acquired, or commenced or publicly announced the intention to commence a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as a “Flip-in Event”.

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of common shares at a 50% discount to their market price.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the common shares and will be transferable only together with the associated common shares. After the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of common shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of common shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for common shares after the Separation Time. Rights will trade separately from the common shares after the Separation Time.

Lock-Up Agreements

A bidder may enter into lock-up agreements with Shareholders whereby such Shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without a Flip-in Event occurring. Such agreement must be publicly disclosed and allow the Shareholder to withdraw the securities to tender to another take-over bid or to support another transaction that exceeds the value of the Lock-up Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than 7%. The definition of “Lock-Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of 2.5% of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and 50% of the increase in the consideration resulting from another take-over bid transaction shall be payable by the Shareholder if the Shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;
•	the take-over bid must be made to all holders of record of common shares (other than the Offeror);
•	the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws (namely National Instrument 62-104 - Take-Over Bids and Issuer Bids);
•	common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50% of the common shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and
•	if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the common shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for not less than 10 days from the date of such public announcement.

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

“Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced an intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver

The Board, acting in good faith, may prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership, or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within thirty (30) days, such that it is no longer an Acquiring Person. The Board, acting in good faith may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.

Board

The continuation of the Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, have not announced an intention to make or are not part of a group making, a take-over bid.

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Resolution

At the Meeting, or any adjournment thereof, Shareholders of the Company will be asked to consider, and if deemed advisable, to pass the ordinary resolution, with or without variation, to ratify and approve the Rights Plan, for continuation, as described above. The text of the ordinary resolution to ratify, confirm and approve the continuation of the Rights Plan is as follows:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the amended and restated rights plan dated as of April 22, 2020, with amendments approved by the Board of Directors on April 24, 2023, be and is hereby approved for continuation for three years, until the date of the Company’s annual meeting of shareholders is held in 2026; and
2.	any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all acts and things, as such director or officer may determine necessary or advisable to give effect to this resolution.”

The Board believes that approval of the Rights Plan and its continuation for the next three years is in the best interest of the Company and fair to its Shareholders and, accordingly, recommends that Shareholders vote FOR the resolution. The TSX requires the resolution be passed by the affirmative votes cast by Shareholders of not less than a majority of the common shares represented in person or by proxy at the Meeting. Except where a shareholder who has given the proxy directs that his or her common shares be voted against such resolution, the appointees named in the enclosed proxy form intend to vote for the common shares represented by such proxy FOR such resolution.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing this Circular.

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CORPORATE GOVERNANCE

GOVERNANCE OVERVIEW	33
DISCLOSURE	33
About the Board	33
Director and Executive Shareholdings	34
Enterprise Risk Management	34
Cyber Security	34
Meeting Cadence and In Camera Sessions	35
Ethical Business Conduct	35
Director Independence	35
Diversity, Equity & Inclusion	36
Diversity, Equity Inclusion Commitments	37
Board Committees	37
Audit Committee	37
Compensation Committee	38
Nomination and Governance Committee	38
Sustainability Committee	39
Environmental, Social and Governance	40
Chair of the Board and CEO Position Descriptions and Director Responsibilities	40
Board Skills Matrix	41
Terms	41
Orientation and Continuing Education	41
Board Performance Assessments	42
Other Directorships	42
Attendance	43

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

GOVERNANCE OVERVIEW

NexGen and the Board recognize the importance of strong corporate governance including the fundamental role played by directors to instill values, guide culture and drive performance to deliver alignment with Shareholder interests.

Best Practice Highlights
✓	All directors are elected annually
✓	Independent Chair
✓	100% independent Audit, Compensation and Nomination and Governance Committees
✓	No loans to any officers or directors
✓	Prohibit directors from engaging in hedging or derivative trading in NexGen securities
✓	Board Approved Code of Ethics and annual sign off
✓	Board oversight of the corporate strategy and annual operating plan
✓	Board oversight of Enterprise Risk Management including cyber security and global insurance program
✓	Board oversight of Environmental, Social and Governance matters
✓	Annual evaluation of Board members, Board operations and Board Committees
✓	Recently updated charters for all Board committees
✓	In camera sessions held at the end of each Board meeting

DISCLOSURE

The Disclosure Instrument requires that the Company annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 - Corporate Governance Guidelines (the “Guidelines”).

The following is a discussion of each of the Company’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines. The Board has established a Board Mandate set out in Schedule A and has adopted Company Corporate Governance Guidelines which are available on the Company’s website at www.nexgenenergy.ca.

About the Board

The Board is responsible for the overall stewardship of the Company on behalf of the Shareholders.

A fundamental objective of the Board is to enhance and preserve long-term value to the Company, to confirm that NexGen meets its obligations on an ongoing basis and that NexGen operates in a reliable and safe manner.

The Board has responsibility for managing its own affairs, including constituting committees of the Board and determining director compensation. The Board oversees the systems of corporate governance, financial reporting and controls to satisfy itself the Company reports adequate and fair financial information to Shareholders, engaging in ethical and legal conduct.

The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board as described in the Board Mandate set out in Schedule A and the Company’s Corporate Governance Guidelines which can be found on the Company’s website, www.nexgenenergy.ca.

The Board currently has four committees:

•	Audit Committee
•	Compensation Committee
•	Nomination and Governance Committee
•	Sustainability Committee

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Each committee acts on matters that fall within their area of focus, on matters that may overlap between committees and ultimately may involve the Board as a whole. Charters have been developed for each committee and additional information on the objectives and responsibilities is detailed on pages 37-39.

The Board engages management with respect to strategic direction, long range planning, financial plans and strategies, corporate opportunities and the identification of risks.

Director and Executive Shareholdings

The directors and executive officers of NexGen, as a group, beneficially own, directly or indirectly, or exercise control or direction over 27,137,365 shares, representing approximately 5.6% of the total number of Shares outstanding before giving effect to the exercise of options to purchase shares held by such directors and executive officers.  The statement as to the number of Shares beneficially owned, directly, or indirectly, or over which control or direction is exercised by the directors and executive officers of NexGen as a group is based upon information obtained SEDI (“the System for Electronic Disclosures by Insiders Database) as at the date hereof.

Under an Investor Rights Agreement, CEF and other investors hold 65,804,558 shares, representing 13.5% of the total numbers of Shares outstanding as at the date hereof, that are subject to voting alignment provisions. This percentage does not include the shareholding effect of a convertible note held by Queen’s Road Capital Investment Ltd. Please refer to NexGen’s Annual Information Form “Material Contracts” section for more details.

Enterprise Risk Management

NexGen’s Board Mandate explicitly recognizes that the Board’s responsibility is to understand the primary risks of the Company’s business, which include strategic, financial, operational, environmental, health and safety, human resources, information systems and cyber security, permitting and licensing, and Environmental Social and Governance (“ESG”) global risks. In addition, it requires NexGen’s Board to confirm that there are enterprise risk management (“ERM”) systems in place to effectively monitor and manage those risks with a view to the long-term viability of NexGen.

NexGen management is responsible for identifying, evaluating, managing and mitigating NexGen’s exposure to risk. It is the Board’s responsibility to assess key risks facing NexGen and to review management’s strategies for risk mitigation.

NexGen’s Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Company’s Audit Committee (the “Audit Committee”), in its capacity as a committee of the Board, is directly responsible for overseeing the risk identification, assessment and management program of the Company, and must, at least annually, review the Company’s ERM and evaluation process and discuss the ERM and steps management has taken to monitor and control such exposures. The Nomination and Governance Committee has the responsibility to review the risk oversight functions that are in place at the Board and committee level, including reviewing the applicable Board committee charters to confirm that such risk oversight is appropriately allocated amongst the various committees.

Cyber Security

NexGen’s Board and management understand the importance of information systems to the operation of the business. The Audit Committee maintains oversight of the Company’s risk identification assessment and management program and the Company’s management of information technology relating to financial reporting and financial controls. The Company’s goal is to ensure appropriate protection for its data and systems from external and internal cybersecurity threats in accordance with relevant laws and regulations and business requirements.  Management analyzes and reviews the Company’s cybersecurity framework as part of the ERM to ensure appropriate measures are in place to mitigate cyber risk.  This framework, any potential risks and respective mitigating factors are disclosed to the Audit Committee through the ERM.

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Meeting Cadence and In Camera Sessions

The Board and management regularly discuss strategies at quarterly Board meetings and as needed throughout the year. To facilitate open and candid meetings among the non-management directors of the Board, in-camera sessions of the non-management directors are scheduled for the conclusion of each meeting of the Board and occurred at every meeting as per the Company’s Corporate Governance Guidelines. Additional meetings for the non-management directors are held as considered necessary. Moreover, the non-management directors have the opportunity to hold discussions in the absence of management through their participation in the Audit Committee, Compensation Committee, and Nomination and Governance Committee, which are comprised solely of non-management directors.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the “Code”). A copy of the Code is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.nexgenenergy.ca.

The Company’s Corporate Secretary is responsible for communicating the Code to directors, officers, and employees. Compliance with the Code is maintained primarily through the reporting process within the Company’s organizational structure. The Audit Committee monitors overall compliance with the Code and the Chief Financial Officer reports any alleged breaches of the Code to the Audit Committee. The Company’s Chief Financial Officer and the Audit Committee Chair then report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

In addition, the Company has a “whistleblower” policy (the “Whistleblower Policy”) so that any employee of the Company or its subsidiaries may submit confidential or anonymous concerns regarding questionable business practices without fear of dismissal or retaliation of any kind. The Whistleblower Policy allows employees to direct their concerns to the Chair of the Audit Committee.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e., where a Board member has an interest in a material contract or material transaction involving the Company), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Company which considers such contract or transaction, in accordance with applicable law.

In rare circumstances, if deemed appropriate, the Company may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

The Board has determined that, assuming all nominees are elected as directors at the Meeting, in accordance with the standards of the NYSE and the Disclosure Instrument, the Board consists of, and will continue to consist of ten individuals, eight (80%) of whom are independent. Accordingly, a majority of the Board is independent.

The current independent directors are Warren Gilman, Karri Howlett, Christopher McFadden, Richard Patricio, Trevor Thiele, Sybil Veenman, Don J. Roberts, and Ivan Mullany.

Mr. McFadden has been appointed as the Chair of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally, as more fully described in the section of this Circular entitled “Chair of the Board and CEO Position Descriptions and Director Responsibilities.”

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Messrs. Curyer and Wall are not independent for the purposes of the NYSE or the Disclosure Instrument. Mr. Curyer is the Company’s President and Chief Executive Officer, and Mr. Wall’s consulting company, Flying W Consulting, is engaged to provide advice on key corporate matters for the Company including government relations.

In accordance with the Company’s Corporate Governance Guidelines, all members of the Audit, Compensation, Nomination and Governance Committees of the Board are independent directors.

Diversity, Equity & Inclusion

The Company is focused on Diversity, Equity and Inclusion (“DEI”) strategies that maintain a welcoming organizational culture, positive conditions for engagement, innovation, and high productivity that can be seen at every level of the business and lead to enhanced shareholder value. In addition to NexGen’s workplace DEI commitments, the Company has a Diversity Policy that works in parallel with the Company’s DEI strategies. The Board has delegated to the Nomination and Governance Committee responsibility for overseeing and ensuring implementation of the Diversity Policy.

The Company seeks to recruit and select candidates for the Board and for management positions that represent business acumen, skills, experience, and incorporates diversity, including equitable and fair representation of people of different genders.

In April 2018, the Board of Directors adopted a policy regarding the diversity of the directors and management of the Company. The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, geographical representation, education, experience, ethnicity, age and disability. The Board also acknowledges the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision-making abilities. The Board focuses on hiring the best quality individuals for the position, while encouraging and incorporating diversity on the Board and in executive officer positions. The Nomination and Governance Committee is responsible for reviewing the Diversity Policy annually, updating it as required and reporting to the full Board.

The Board has determined after careful consideration that in light of the Company's culture, commitment to diversity and stage of development with a total of 56 employees as of December 31, 2022, that at this time quotas or other formulaic recruiting approaches will not necessarily result in the identification or selection of suitable candidates with the required specialized skillsets. Accordingly, such an approach would not now be in the best interests of Shareholders.

The Company’s support for diversity, however, is strongly ingrained in NexGen’s culture and values, as evidenced by NexGen’s current senior leadership composition, of which two of five are female including the Chief Financial Officer and Vice President Human Resources, as well as NexGen’s 2022 total employees by gender statistics of which 63% are male and 37% are female. In addition, 20% of the Board members are female.

Across the entire organization and considering all levels of Board and management, 32% of NexGen’s workforce is female. At NexGen’s active field operation sites, 82% of the workforce comprises members of local communities within the Local Priority Area (LPA), of which residents are predominantly Indigenous. NexGen is committed to optimizing benefits to all Indigenous peoples and stakeholders and will continue to prioritize hiring from the LPA. The Company has a clear track record of diversity and in 2022 exceeded its committed aspirational target for 75% of the Project’s workforce being composed of residents from LPA communities. Further, NexGen recognizes and values senior management from local communities - 6% of NexGen’s senior management1 team is from the LPA; a figure that will continue to grow over coming years on the completion of management development programs.

1Senior management is defined as a minimum of Director level or equivalent.

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As part of an ongoing process of reviewing the composition of the Board, including any new or complementary skillsets, gender diversity is considered, and it is the Board’s expectation that the number of women on the board will increase. The Board is committed to conducting a thorough search for suitable candidates, will consider the level of diversity within its Board and senior leadership ranks in its search process and will instruct any recruiting firms retained by the Company to prioritize the search for qualified diverse candidates.

The Company will continue to review, assess, and develop ways to promote diversity, including gender diversity, within the Company, ensuring equal opportunity for all to continue to advance and hold leadership roles in NexGen.

Diversity, Equity Inclusion Commitments

The Company provides a diverse work environment in which all individuals are treated with dignity and respect and afforded equal opportunity to succeed.

Embrace Workforce Diversity	Treat all employees equally, regardless of, among other things, age, sex, gender identity and expression, race, national or ethnic origin, religion, language, political beliefs, marital and family status, sexual orientation, physical ability and all other protected grounds.
Value Diversity of Thought and Perspective	Leverage the diverse thinking, skills, experience and working styles of the Company’s employees and other stakeholders.
Respect Stakeholder Diversity	Sustain strong and collaborative relationships with diverse Shareholders, communities, employees, governments, suppliers, and other stakeholders

Board Committees

The Board currently has four committees:

(i)    the Audit Committee;

(ii)   the Compensation Committee;

(iii)  the Nomination and Governance Committee; and

(iv)  Sustainability Committee.

The Board has adopted a written charter for each of the committees all of which are available on the Company’s website https://www.nexgenenergy.ca/company/default.aspx#corporate-governance-link. From time to time, the Board may also appoint ad hoc committees to assist in specific matters. The Board delegates specific mandates to such ad hoc committees if and when they are established. The charters for all committees were reviewed and updated as appropriate in 2022 in connection with the Company’s up-listing to the NYSE.

Audit Committee

The Audit Committee is composed of (4) four directors, each of whom is an independent director. The Audit Committee has certain oversight responsibilities relating to the Company’s financial statements, external auditors, risk management, compliance with legal and regulatory requirements and management information technology.

The Chair of the Audit Committee is Trevor Thiele. Mr. Thiele has more than 30 years’ experience in senior finance roles in medium to large Australian listed companies and holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand.

The Audit Committee ensures the integrity of the Company’s financial statements, the reporting process, internal controls, risk mitigation and compliance with applicable legal and regulatory requirements and also maintains open channels of communication among management, external auditors and the Board.

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Under National Instrument 52-110 - Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee’s charter, the composition of the Audit Committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form dated February 24, 2023 (the “AIF”) under the heading “Audit Committee Disclosure” with respect to the financial year ended December 31, 2022.

The AIF is available for review by the public on the SEDAR website located at www.sedar.com under the Company’s profile and may also be obtained free of charge by sending a written request to the Company at the Company’s head office located at Suite 3150, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

The Audit Committee may retain external consultants and other advisers, if it considers this appropriate to assist the Committee in fulfilling its duties.

Compensation Committee

The Compensation Committee is composed of (3) three directors, each of whom is an independent director. The Compensation Committee has certain oversight responsibilities for identifying any risks associated with the Company’s compensation policies and practices and considering the implications of any such risks and then ensuring such risks are mitigated, particularly those arising from policies and practices that encourage or may encourage excessive risk-taking by executive officers.

The Chair of the Compensation Committee is Richard Patricio. Mr. Patricio has built a number of mining companies with global operations and has experience as a senior officer and director in several companies listed on a number of stock exchanges. Mr. Patricio received his law degree from Osgoode Hall Law School and is a member of the Law Society of Ontario.

The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions. The Compensation Committee makes recommendations to the full Board, members of which collectively represent shareholders owning 21.5% of the outstanding shares, ensuring alignment.

Further details regarding the responsibilities, powers and operation of the Compensation Committee are found within the Compensation Discussion and Analysis, on page 45 of this Circular.

The Compensation Committee may retain external consultants and other advisers, if it considers this appropriate to assist the Committee in fulfilling its duties.

Nomination and Governance Committee

The Nomination and Governance Committee is composed of (3) three directors, each of whom is an independent director. The Nomination and Governance Committee is responsible for assisting the Board in fulfilling its overall responsibilities in respect of the development, implementation and monitoring of the Company’s corporate governance practices.

The Chair of the Nomination and Governance Committee is Richard Patricio. Mr. Patricio has built a number of mining companies with global operations and has experience as a senior officer and director in several companies listed on a number of stock exchanges. Mr. Patricio received his law degree from Osgoode Hall Law School and is a member of the Law Society of Ontario.

The Nomination and Governance Committee establishes criteria for Board membership and composition and makes recommendations to the Board thereon. The Nomination and Governance Committee also makes recommendations for the assignment of Board members to Board committees and oversees a process for continuing education and director succession. In that regard, the Nomination and Governance Committee is also responsible for assessing annually the competencies and skills of existing directors and Board committees, as described on page 41 of this Circular, as well as determining whether the Board requires new directors with additional skills or experience. This annual assessment is designed to ensure that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making directed toward superior shareholder value creation. The Nomination and Governance Committee may retain external consultants or advisors if it considers this appropriate to assist the Committee in fulfilling its duties.

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Through the Annual Board evaluation process and director reviews, which included analyses of existing and expected skill sets, with additional input from the CEO and senior management, the Nomination and Governance Committee commenced a robust search for a new director with strong mining technical knowledge (ideally, including shaft building experience) and extensive project building experience. The process took over twelve (12) months to complete before the ideal candidate was identified.

The Committee canvassed for relevant candidates that would meet the criteria within the industry, relying on its extensive networks and knowledge. The pool of candidates is narrow with respect to project mine build experience. Approximately fifteen (15) candidates were identified, and five (5) candidates were shortlisted and interviewed by members of the Nomination and Governance Committee and Management. After a careful search process, the Nomination and Governance Committee recommended to the Board the appointment of Ivan Mullany. Mr. Mullany is seeking election to the Board at the Meeting, as described on page 13 of this Circular.

Mr. Mullany is a senior mining executive with over 35 years of extensive leadership experience spanning project development, operational excellence, innovation, business strategy, and governance. Most recently, with Newmont and its predecessor Goldcorp Inc. on the Senior Leadership Team, he led numerous major projects collectively in excess of $18 Billion, during the engineering study, construction and execution stages.

Mr. Mullany’s tenured career in the mining sector has led to exceptional international experience, leading diverse teams in multiple jurisdictions. Mr. Mullany’s experience in the successful execution of global mining project construction and operational excellence will complement the Board as the Rook I Project advances into Detailed Engineering.

Sustainability Committee

Sustainability issues are of particular importance to the Board due to the nature of the Company's business. Accordingly, the Board established a Sustainability Committee composed of (4) four directors to provide oversight with respect to environmental, corporate social responsibility and health and safety activities, practices and policies, all of which can have a significant impact on the communities NexGen operates in, other stakeholders and ultimately shareholder value.

The Chair of the Sustainability Committee is Karri Howlett. Ms. Howlett recently served on SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021. In addition, she has more than 20 years of experience in risk analysis, corporate strategy, mergers and acquisitions and financial due diligence, Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation.

The Sustainability Committee ensures the Company is operating within the appropriate environmental, corporate social responsibility, and health and safety guidelines, assessing the effectiveness of NexGen’s policies, systems and standards for achieving compliance with appropriate laws, legislation, industry standards, and Company objectives.

The Sustainability Committee ensures that the principal risk and opportunities related to environmental, corporate social responsibility, and health and safety have been identified and that sufficient resources are allocated by management to address them. The Sustainability Committee may retain external consultants and other advisers, if it considers this appropriate to assist the Committee in fulfilling its duties.

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Environmental, Social and Governance

Since its inception in 2011, sustainability considerations have been embedded in all of NexGen’s business and operational decisions. With sustainability being vital to the short and long-term success of the Company, NexGen released its 2021 Sustainability Report in November 2022. The report highlights specific programs, initiatives, and organizational frameworks that NexGen created or expanded upon to deliver as much positivity as possible and demonstrates NexGen’s seamless integration of sustainability across all areas of people and project development, execution and operations, and long-term strategic planning. Material sustainability topics for reporting were determined through a review of NexGen’s indigenous and stakeholder mapping and engagement, the Global Reporting Initiatives (“GRI”) Mining and Metals sector disclosures (2013), as well as various company filings and internal reports. The five most material topics were validated by NexGen’s executive officers, and the Sustainability Committee of the Board of Directors.

Material Sustainability Topics
Environmental Stewardship	Responsible management of land, water and air resources through and beyond all phases of the Rook I Project lifecycle (construction, operations, closure and post-closure).
Health & Safety	Achieve zero harm across the organization, protecting the health, safety and well-being of employees, contractors and communities by ensuring a safe and healthy workplace.
Reclamation & Continuing Land Use	Responsible and progressive reclamation of the Rook I Project site, facilitating ongoing use of the land post-decommissioning.
Regulatory Compliance	Legal and ethical execution in compliance with applicable statutes and regulations through all phases of the Rook I Project lifecycle.
Strong Community & Indigenous Relations	Development of meaningful community programs that focus on youth, and are centered around culture, education, health and wellness, and economic capacity building.

NexGen will prepare reports annually with reference to the GRI Standards, building on its disclosure and transparency, and reflecting the appropriate stage of the Company's development.

A copy of the Company’s latest Sustainability Report is available on the Company’s website at www.nexgenenergy.ca.

Chair of the Board and CEO Position Descriptions and Director Responsibilities

The Board has written position descriptions for the roles of the Chair and CEO. The Chair of the Board’s role is set out in the Board Mandate and is responsible for the management, development and effective performance of the Board, ensuring the Board fulfils its duties as required by law and as set forth in the Mandate. The Chair ensures the focus of the Board’s attention is on strategically important issues; sets agendas; facilitates open dialogue between the directors and with management; ensures a transparent and objective process for reviews and evaluations; and liaises with and provides direction to the Board Secretary on matters affecting the work of the Board.

Each director on the Board is responsible for contributing consistently and meaningfully, acting honestly and in good faith in the best interests of the Company. Each director on the Board must exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals and reports to the Board on a regular and transparent basis concerning the Company’s advancement of its goals, strategies and objectives.

Each director and officer of NexGen must demonstrate the Company values and commit to the success of the organization.

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate of each committee, however, delineates the role and responsibilities of each committee chair.

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Board Skills Matrix

The Board Skills Matrix sets out the appropriate combination of acumen, skills and experience that has been identified and considered necessary for effective stewardship for the Company through the Nomination and Governance Committee’s annual evaluation process. The Board Skills Matrix is applied to assess Board composition, ongoing development and in identifying and recruiting new directors in the future.

	AGE			TENURE			TYPES OF SKILLS
Directors	46-54	55-59	60-72	0-2 years of service	3-7 years of service	8-15 years of service	Strategy + Leadership	Mining Industry Experience	Uranium/ Nuclear	Government Relations	Compensation & Human Resources	Accounting/ Financial Reporting	Environment, Health and Safety and Sustainability	Legal	International Business	M&A and Capital Markets	Board Service/ Governance
Curyer	✓					✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
McFadden	✓					✓	✓	✓	✓			✓		✓	✓	✓	✓
Patricio	✓					✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Thiele			✓			✓	✓				✓	✓	✓		✓	✓	✓
Gilman			✓		✓		✓	✓				✓			✓	✓	✓
Veenman		✓			✓		✓	✓			✓		✓	✓	✓	✓	✓
Howlett	✓				✓		✓	✓		✓		✓	✓			✓	✓
Wall		✓			✓		✓			✓			✓	✓			✓
Roberts			✓	✓			✓					✓	✓		✓	✓	✓
Mullany			✓	✓			✓	✓		✓			✓		✓		✓

Terms

The Nomination and Governance Committee identifies candidates for nomination to the Board that possess the skills and greatest ability to strengthen the Board. The Nomination and Governance Committee annually reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives evident by the fact Don Roberts and Ivan Mullany were appointed to the Board over the past 2 years. The Nomination and Governance Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Orientation and Continuing Education

Given the current size of the Company and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the executive management team.

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The Board provides continuing education for directors on an ad hoc basis in respect of issues that are appropriate for them to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with the Company’s operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education.

Board Performance Assessments

The Nomination and Governance Committee annually manages a formal process for assessing the effectiveness of the Board as a whole, its committees and its individual directors. As part of this process, each director completes a detailed questionnaire based on both quantitative and qualitative ratings of their and the Board’s performance in seven key areas, including the effectiveness and contribution of fellow directors, and allows for directors to provide subjective comments in each of those areas.

The Nomination and Governance Committee reviews the results of the board assessment and makes a final report to the Board with any recommendations. Any action plans as a result of the review are followed-up and monitored by the Nomination and Governance Committee.

Other Directorships

Currently, the following directors serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	IsoEnergy Ltd. (1)
Christopher McFadden	IsoEnergy Ltd. (1)
Richard Patricio	IsoEnergy Ltd. (1) Labrador Uranium Inc. Toro Energy Limited Sterling Metals Corp. Sixty Six Capital Inc. Mindset Pharma Inc.
Trevor Thiele	IsoEnergy Ltd. (1)
Warren Gilman	Los Andes Copper Ltd. Gold Royalty Corp. Queens Road Capital Investment Ltd.
Sybil Veenman	Royal Gold Inc. Major Drilling Group International Inc.
Karri Howlett	Gold Royalty Corp. March Consulting Associates Inc. Saskatchewan Trade and Export Partnership
Brad Wall	Whitecap Resources Inc. Maxim Power Corp. Helium Evolution
Don Roberts	Queen’s Road Capital Investment Ltd. CK Asset Holdings CK Life Sciences In’'l HK Electric Investments
Ivan Mullany	None
Notes:
(1)	NexGen holds approximately 50.0% of the outstanding common shares of IsoEnergy. Accordingly, IsoEnergy is an affiliate of NexGen.

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Mr. Patricio and Mr. Gilman hold principal roles with institutional investors in NexGen. Mr. Patricio sits on the Board of Toro Energy Ltd., IsoEnergy Ltd., and Labrador Uranium Inc. in his capacity as President and CEO of Mega Uranium Ltd., a shareholder of NexGen.  His directorship with Sterling Metals Corp., Sixty Six Capital Inc. and Mindset Pharma Inc. are distinct from his principal occupation. Mr. Gilman is Chairman and CEO of Queen’s Road Capital Investment Ltd., which holds shares and convertible debentures in NexGen. Mr. Gilman serves on the board of Los Andes Copper Ltd. and Gold Royalty Corp.

Attendance

The Board schedules regular meetings of the Board and its committees with perfect attendance by directors. In addition to quarterly Board meetings, members of the Board also informally met twice in 2022 specifically to discuss the strategic direction of the Company. All Board members attended 100% of the formal board meetings.

The Board and its committees held the following number of meetings in the financial year ended December 31, 2022:

Year Ended December 31, 2022
Board	4
Audit Committee	4
Compensation Committee	3 (1)
Nomination and Governance Committee	2 (1)
Sustainability Committee	2

Note:

(1)	Each of the Nomination and Governance Committee and the Compensation Committee held several informal meetings throughout the year.

The attendance of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Nomination and Governance Committee Meetings Attended	Sustainability Committee
Leigh Curyer	4 of 4	N/A	N/A	N/A	2 of 2
Christopher McFadden	4 of 4	4 of 4	N/A	N/A	2 of 2
Richard Patricio	4 of 4	4 of 4	3 of 3	2 of 2	N/A
Trevor Thiele	4 of 4	4 of 4	3 of 3	2 of 2	N/A
Warren Gilman	4 of 4	4 of 4	N/A	N/A	2 of 2
Sybil Veenman	4 of 4	N/A	3 of 3	2 of 2	N/A
Karri Howlett	4 of 4	N/A	N/A	N/A	2 of 2
Brad Wall	4 of 4	N/A	N/A	N/A	N/A
Don J. Roberts	4 of 4	N/A	N/A	N/A	N/A
Ivan Mullany(1)	N/A	N/A	N/A	N/A	N/A

Note:

(1)	Ivan Mullany joined the Board subsequent to the financial year ended December 31, 2022.

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COMPENSATION DISCUSSION AND
ANALYSIS

COMPENSATION AT A GLANCE	45
INTRODUCTION	45
COMPANY OVERVIEW	46
The Company’s Stock Price Has Outperformed Its Peers Since Inception	46
The Company Demonstrates Efficient Use of Capital	48
COMPENSATION GOVERNANCE	50
The Role of the Compensation Committee	50
Composition of the Compensation Committee	51
Executive Compensation Decision Making Process	51
Compensation Risk Management	51
Anti-Hedging	52
Clawback Policy	52
Equity Ownership Guidelines	52
Succession Management	53
Executive Compensation Philosophy	53
Executive Compensation Objectives	53
Executive Compensation Peer Group and Benchmarking	54
Independent Compensation Consultant	54
ELEMENTS OF EXECUTIVE COMPENSATION	55
Base Salaries	55
Short-Term Incentive Awards	56
Long-Term Incentive Awards	56
2022 NEXGEN PERFOMANCE SCORECARD	57
Market Performance Overview	57
2022 Company Objectives and Achievements	57
CEO Performance	59
2022 Assessment of Objectives	59
CEO COMPENSATION SUMMARY	59
Total Market Capitalization Return vs. Named Executive Pay	59
2022 Compensation Mix	60
CEO Stock Option Overview	61
CEO Share Ownership and Holdings	63
Summary Compensation Table	64
Incentive Plan Awards	65
Termination and Change of Control Benefits	66
Director Compensation	67
Incentive Plan Awards	69
Securities Authorized for Issuance Under Equity Compensation Plans	71
Stock Option Overhang, Dilution and Burn Rates	72

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COMPENSATION AT A GLANCE

NexGen upholds the best practices that drive company-wide excellence in order to deliver superior, sustainable shareholder value by incentivizing achievement of both short-term operational goals and long-term strategic goals.

Best Practice Highlights
✓	Pay for performance
✓	Engage an independent compensation advisor
✓	Benchmark executive compensation program against an appropriate peer group
✓	84% of CEO compensation and 78% of other Executives (as defined below) compensation is at risk
✓	Have maximum payout cap on short-term incentive program
✓	Have a Clawback Policy, an Anti-Hedging Policy and an Insider Trading Policy
✓	The Board may exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout to reflect extraordinary events, prevailing circumstances or market conditions

NexGen does not
✓	Guarantee annual base salary increases or incentive compensation including stock options
✓	Reprice stock options
✓	Offer excessive perquisites
✓	Offer loans to directors or officers

INTRODUCTION

This section provides information on the executive compensation program for 2022. During 2022, NexGen’s former Chief Project Officer, Anthony George, joined the Technical Committee (which is a management committee formed by the President and CEO), and Kevin Small was hired as Senior Vice President, Engineering and Operations.

Due to the change in Anthony George’s position and Kevin Small’s employment for only a portion of 2022, neither were considered as Named Executive Officers for 2022 as defined by Form 51-102F6 - Statement of Executive of Compensation.

NexGen’s Named Executive Officers in 2022, as defined in Form 51-102F6 - Statement of Executive Compensation were as follows:

•	Leigh Curyer	President and Chief Executive Officer (President and CEO)
•	Travis McPherson	Chief Commercial Officer
•	Gillian A. McCombie	Vice President, Human Resources
•	Harpreet Dhaliwal	Chief Financial Officer
•	Luke Moger	Vice President, Permitting & Licensing

The Named Executive Officers are referred to as "Executives" in the Circular.

The Named Executive Officers are referred to as "Executives" in the Circular.

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COMPANY OVERVIEW

NexGen Energy Ltd. is a Canadian company founded in 2011 to acquire, discover and develop the world’s next major uranium project in Saskatchewan’s Athabasca Basin. Today, NexGen is a well-funded development-stage company, focused on optimally advancing the Arrow Deposit which is capable of being the largest low-cost uranium mine in the world. With a total mineral claim position of 199,580 hectares in the southwest Athabasca Basin, Saskatchewan, the Company has a strong portfolio of highly prospective projects, including the Company's 100% owned Rook I property that hosts the high-grade Arrow Deposit (discovered February 21, 2014), South Arrow (discovered July, 2017), Harpoon (discovered August, 2016), Bow (discovered March, 2015) and the Cannon area (discovered April, 2016).

NexGen is listed on the Toronto Stock Exchange (“TSX”) and the NYSE under the ticker symbol NXE, and on the Australian Stock Exchange under the ticker symbol NXG, and is headquartered in Vancouver, British Columbia, with an Operations Office in Saskatoon, and an office in La Loche, Saskatchewan. The Company was up listed from the NYSE American (“NYSE-A”) to the NYSE and began trading on the NYSE on March 4, 2022.

NexGen’s dynamic and diverse team of experienced uranium and industry professionals brings together a world of leading-edge expertise across the entire mining life cycle, all backed by a global base of long-term capital. The Company is delivering on its objective of becoming a world-leading clean energy supplier. Guided by the values of honesty, accountability, resilience and respect, NexGen is advancing its organizational and project objectives with a commitment to elite standards in every aspect of mine development for long-term economic, environmental and social success. In 2018, NexGen was awarded the PDAC Bill Dennis Award for a Canadian Discovery. The award honours those who have made a significant mineral discovery. In 2019, NexGen was awarded the PDAC Environmental and Social Responsibility Award. This award honours global companies for outstanding leadership in environmental protection and/or good community relations. In 2020, NexGen was recognized by the Cannes Corporate Media & TV Awards with a gold medal for its role in the documentary “Dëne Sųłiné - Our People” which explored the Dëne Sųłiné language in La Loche and the CRDN. Also, in 2020, NexGen was awarded the Paragon Award from the Regina Chamber of Commerce recognizing the Company’s community involvement.

NexGen is dedicated to developing the Rook I Project in the most optimal manner incorporating the highest levels of environmental stewardship, social advancement and sustainable economic benefits for all stakeholders. The Company sets and maintains elite standards in all of its planning and execution, translating into a culture of constant evolution and continuous improvement as well as the most efficient use of capital. By combining innovation with low technical risk, NexGen continually evaluates and optimizes across all areas of the business.

The Company’s Stock Price Has Outperformed Its Peers Since Inception

Since the Company’s initial listing on the TSX Venture Exchange in 2013, NexGen’s share price has outperformed the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF. The Company has also outperformed its peers on a one-year, three-year, five-year and seven-year basis. This exceptional share-price performance demonstrates the effectiveness of the compensation program instituted and overseen by the Compensation Committee and the commitment by leadership in creating long-term shareholder value while advancing the Rook I Project in an optimal manner.

The following graphs compare the Company’s cumulative TSR since inception and over the seven, three, five, and one most recently completed financial years ending December 31, 2022. It portrays the growth of $100 invested in the common shares of NexGen over those periods compared to $100 invested in the S&P/TSX Composite Total Return Index, S&P/TSX Global Mining Index, and the Global X Uranium ETF for the same time period.

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From the Company’s initial listing on the TSX Venture Exchange in 2013 to December 31, 2022, NexGen’s share price has increased 1,564% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

For the seven-year period ended December 31, 2022, NexGen’s share price increased 732% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

For the five-year period ended December 31, 2022, NexGen’s share price increased 87% outperforming the S&P/TSX Global Mining Index, the S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

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For the three-year period ended December 31, 2022, NexGen’s share price increased 259% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

For the one-year period ended December 31, 2022, NexGen’s share price increased 8% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

The Company’s executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company’s performance, and other factors. The trading price of the common shares on the TSX and NYSE is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its executive officers. These include, among other things, market perception of the Company’s ability to achieve planned growth or results, trading volume in the Company’s common shares, and changes in general conditions in the economy and financial markets including commodity prices.

The Company Demonstrates Efficient Use of Capital

Since its listing in 2013, NexGen has continuously demonstrated that it leads the sector in the efficient use of capital in terms of the ratio of expenditure incurred on Exploration and Development (as defined below) of its projects relative to the Executives’ salaries. NexGen’s ratio of Exploration and Development spend relative to its General and Administrative spend (as defined below) is the highest compared to its Uranium Peers, while the Company’s ratio of General and Administrative spend relative to its market capitalization is the lowest compared to its Uranium Peers, which further emphasizes the Company’s efficient use of capital.

Further, the cost per pound of U3O8 discovered for a uranium resource over 100Mlbs is significantly the lowest in history. 2020 saw a temporary reduction in this ratio which was expected due to the stage of the Rook I Project transitioning from resource definition, technical and environmental studies throughout 2016-2019 into final feasibility and permitting during 2020 in addition to the temporary suspension of some activities due to COVID-19. In 2021 and 2022, upon completion of the feasibility study, the Company advanced the FEED of the Rook I Project, which once again demonstrated NexGen’s highly efficient and sector leading use of capital.

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Exploration and Development Spend Per Dollar of Executive Salary ($C) (as at December 31) (1)

Notes:

(1)	Exploration and Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected “Uranium Peers” for 2022, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.

General and Administrative Spend Per Dollar of Exploration and Development Spend ($C) (as at December 31)(1)

Notes:

(1)	Exploration and Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. General and Administrative spend includes General or Administrative expenses as defined in each peer’s financial statements and does not include selling costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected “Uranium Peers”, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.

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General and Administrative Spend as a Percentage of Market Capitalization (as at December 31)(1)(2)

Notes:

(1)	General and Administrative spend includes General or Administrative expenses as defined in each peer’s financial statements and does not include selling costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected “Uranium Peers”, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.
(2)	Peer Market Capitalization sourced from S&P Capital IQ.

COMPENSATION GOVERNANCE

The Board whose members directly and collectively represent 21.5% of all outstanding shareholders, is responsible for overseeing the Company’s compensation program. The Board has delegated certain oversight responsibilities in this regard to the Compensation Committee but retains final authority over the Company’s compensation program and process.

The Role of the Compensation Committee

The Compensation Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. The Compensation Committee meets through a combination of formal meetings between two to four times per year and holds in-camera sessions, without the presence of management, as well as informal meetings throughout the year as appropriate.

The Compensation Committee consults with the Board on executive compensation related to:

•	establishing the Company’s general compensation philosophy and overseeing the development and implementation of the Company’s compensation programs to ensure they further the Company’s strategy and are aligned with the interests of Shareholders;
•	reviewing and approving Company goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO’s compensation level based on this evaluation, subject to the approval of the Board;
•	reviewing and approving compensation, incentive plans, and equity-based plans for all other senior officers of the Company after considering recommendations of the CEO, all within the compensation policies and guidelines approved by the Board; and
•	reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved.

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The Chief Executive Officer completes a review of executive officer performance in accordance with the evaluation criteria set out for the year. As a result of the evaluation, as well as a subjective assessment, the CEO provides recommendations to the Compensation Committee with respect to base salaries, STI and LTI plan awards for executive officers. The Compensation Committee takes into consideration the CEO’s recommendations in completing its review and ultimate recommendations to the Board.

Composition of the Compensation Committee

The Compensation Committee is comprised of three (3) independent members of the Board: Richard Patricio (Chair), Trevor Thiele and Sybil Veenman. The Compensation Committee has a written charter which was last approved by the Board in 2022.

By virtue of their respective experience as executives and their exposure to capital markets, corporate governance and regulatory matters, each member possesses the relevant decision-making skills that make them suitable members of the Compensation Committee. A general description of the education and experience of each Compensation Committee member which is relevant to the performance of their responsibilities as a Compensation Committee member is contained in their respective biographies set out under “Election of Directors” in this Circular. In particular, Mr. Patricio and Ms. Veenman are qualified lawyers with extensive experience as officers and directors of mining companies including as members of compensation committees thereof and Mr. Thiele has extensive financial experience. In addition, each of Messrs. Patricio and Thiele have been involved with the Company since inception and hence are intimately familiar with its overall corporate strategy, its operations and senior management team. As a result, each of them is qualified to make decisions on the suitability of the Company’s compensation policies and practices.

Executive Compensation Decision Making Process

Note:

(1)	The Board carries out its deliberations and voting with respect to the approval of CEO compensation without the CEO being present.

Compensation Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Company’s compensation policies and practices and considering the implications of any such risks ensuring they are mitigated, particularly those arising from policies and practices that may encourage unjustified risk-taking by executive officers. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Incentive compensation is paid in relation to milestones regarding the advancement of NexGen’s projects which are subject to considerable review, contestability, and assessment. As such, the Compensation Committee considers that its compensation practices encourage healthy leadership approaches incorporating objective risk assessment.

The Board’s oversight of the strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.

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Key risk-mitigating features in the compensation structure include:

•	Engagement of an independent compensation advisor
•	Annual review of compensation programs
•	Establishing annual corporate and individual performance objectives
•	Fixed and variable compensation
•	Short-term and long-term incentives
•	Board discretion
•	Clawback and anti-hedging policies
•	Appointment of a Human Resources (HR) executive

Anti-Hedging

Pursuant to the Company’s Code of Business Ethics, the Company’s executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Clawback Policy

On April 25, 2022, the Board adopted a Clawback Policy, under which it may seek to recoup any incentive compensation paid, granted or awarded to, or received or earned by, or vested in favour of an employee of the Company, subsequent to the date of the adoption of the policy, if and to the extent that the Board determines that:

(a)	the employee would not have been entitled, in whole or in part, to the incentive compensation in the event of a Financial Restatement or if the Employee has been involved in any Wrongful Act, whereas Restatement and Wrongful Act are defined as follows:
i.	Restatement means a material restatement of the Company’s financial statements resulting from any material non-compliance with any financial reporting requirements under applicable securities laws, but does not include a restatement that is a result of a retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; or (vi) revision for stock splits;
ii.	Wrongful Act means any gross negligence, intentional misconduct, theft, embezzlement, fraud or other serious misconduct.

This Policy does not preclude the Company from taking any other action to enforce an employee’s obligations to the Company, including termination of employment or instigation of any legal proceedings.

Equity Ownership Guidelines

The Board believes it is in the best interests of the Company and Shareholders to align the financial interests of NexGen’s leadership with those of the Shareholders. In 2019, the Board approved the Share Ownership Guidelines which sets out mandatory equity ownership requirements for directors of the Company. The minimum ownership guidelines being a multiple of 3x the annual cash retainer, valued based on the share price, at the higher of the measurement date or acquisition date, are expected to be satisfied by each director within five (5) years after first becoming subject to these ownership requirements or after being appointed as a director. Once the director level of equity ownership satisfies the applicable minimum ownership requirements pursuant to the Share Ownership Guidelines, such individual is expected to maintain their minimum ownership levels for as long as they remain subject to the Ownership Guidelines.

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Board members and Executives have always demonstrated the behaviour of not exercising vested options until the last month of the term of the option.

Leigh Curyer, CEO and Board member, holds a multiple of 36 times his base salary in common shares (based on the market value of the Company’s shares as at December 31, 2022) which were all bought outright and not provided to him through direct share-based incentives (DSUs, PSUs, etc).

Succession Management

The Board oversees the succession planning with respect to management. The CEO is responsible for identifying and developing internal CEO succession candidates. The CEO ensures NexGen has the right leadership development initiatives in place for executive succession. In addition, the CEO, Chief Commercial Officer, HR and other senior management meet regularly to review the talent across the organization and address strategies that support succession and organization effectiveness.

Executive Compensation Philosophy

NexGen’s compensation is designed to be competitive with other North American mining development and operating companies in the uranium and resources sector that also have similar scope and growth trajectories.

Each position is evaluated to establish skill requirements and a level of responsibility to provide a basis for internal and external comparisons. The Board and the Compensation Committee assess a number of aspects when structuring compensation policies and programs and individual compensation levels. These include:

•	Long-term interests of Shareholders
•	Internal and external comparisons
•	Values and culture
•	Recommendations made by independent compensation consultants retained by the Compensation Committee, from time to time and
•	Each executive officer’s individual performance and contribution towards meeting the Company goals

Executive Compensation Objectives

The goal of executive compensation at NexGen is to attract, motivate, retain and reward a knowledgeable, driven management team and to encourage them to attain and exceed performance expectations focused on driving superior, sustainable shareholder value creation.

NexGen’s compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company’s financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive officer based on corporate and individual performance and is also designed to incentivize such executive officers to drive the organization’s growth in a sustainable and prudent way.

The following key principles guide the Company’s overall compensation philosophy:

•	Attract, retain, motivate and engage high caliber talent whose expertise, skills, performance are critical to the organization’s success
•	Align employees’ interests with the strategic visions and business objectives of NexGen
•	Focus employees on the key business factors that affect long-term Shareholder value
•	Align compensation with NexGen’s corporate strategy and financial interests as well as the long-term interests of NexGen Shareholders
•	Compensation should be fair and reasonable to Shareholders and be set with reference to the local market and similar positions in comparable companies

The Company has recently been increasing the size and composition of its senior management team to reflect the Company’s focus on development activities. It is continually assessing its compensation philosophy and practices as the Company advances through development.

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Executive Compensation Peer Group and Benchmarking

The Compensation Committee uses a variety of data sources, including guidance from independent compensation advisors when retained from time to time, formally determined executive compensation peer group, published compensation surveys, and other market data to identify peer groups for salary comparisons. There is also a smaller group of publicly traded, operating, primary uranium mining companies the Compensation Committee includes in evaluation. This group is limited to making appropriate comparisons of exploration and development mining companies that closely align with NexGen.

The executive compensation peer group selection was based on the following:

•	Companies within the same industry segment as NexGen
•	Companies with uranium as a primary metal/mineral
•	Companies with a similar business strategy and scope of operations to NexGen, and
•	Companies based and primarily operating within North America

The table below summarizes the 2022 executive compensation peer group:

Executive Compensation Peer Group
Alamos Gold Inc	Lundin Gold Limited
Cameco Company	Mag Silver Corp
Denison Mines Corp	Osisko Mining Inc.
Energy Fuels Inc	Seabridge Gold Inc.
Fission Uranium Corp.	Silvercrest Metals Inc.
Ivanhoe Mines Limited	Standard Lithium Ltd
Largo Resources Limited	Uranium Energy Corp.
Lithium Americas Corp	Wesdome Gold Mines

NexGen provides a market competitive base salary and incentive opportunity that targets within a competitive range of market median with the ability to achieve higher compensation in the case of superior performance. NexGen’s compensation programs meet the goal of attracting, retaining and motivating key talent in a highly competitive market while aligning the goals of management with the interests of the shareholders.

Independent Compensation Consultant

At the end of 2021, Global Governance Advisors (“GGA”), an independent compensation consultant, performed an in-depth analysis of the Company’s compensation philosophy; and provided a detailed review of executive officer and director compensation which included an updated executive compensation peer group (refer above). To align with the Company’s growth and the changing compensation landscape of an evolving Company, the Compensation Committee has engaged Mercer to complete a comprehensive executive officer and director compensation review in 2023, which will include a compensation road map that is in line with Company development. Mercer is a global, highly recognized independent compensation advisor that has over 75 years’ experience in putting forward thoughtful leading executive compensation and rewards guidance and advice.

A summary of fees paid to the compensation consultant for the last two fiscal years are outlined in the following table:

Year	Consultant	Executive Compensation Related Fees	All Other Fees
2022	Global Governance Advisors	$10,000	Nil
2021	Global Governance Advisors	$87,450	Nil

Under the engagement agreement with the Company’s independent compensation advisor, the Compensation Committee Chair approves all work plans and works with management as needed to complete assignments. Reports are delivered directly to the Compensation Committee Chair, with distribution to management as required.

The Compensation Committee’s emphasis is on oversight, discretion and responsibility.

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ELEMENTS OF EXECUTIVE COMPENSATION

During the financial year ended December 31, 2022, compensation of the Company’s executive officers consisted of a base salary, an annual STI award in the form of a discretionary performance bonus and/or special bonus and a LTI award in the form of stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills, and market demand for the executive officer role and/or incumbent.	Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.
Short-Term Incentive Award (STI)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company’s business strategy and to the enhancement of Shareholder value.	STI opportunity for each executive officer is set based both with reference to competitive market practice, the seniority of the executive officer's position and his or her industry experience. Actual bonus payments range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets, with the opportunity to be awarded more based on extraordinary achievements not to exceed 200%. Each executive officer’s annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.
Long-Term Incentive Award (LTI)	Stock Options & Cash	Designed to motivate executive officers and employees to create and grow sustainable Shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are granted at such levels that total compensation can achieve above-market levels provided that the Company’s share price achieves superior returns relative to the grant price over a 5-year period. The Board sets the term and vesting of options under the LTI.

Cash award levels are payable on the achievement of significant long-term milestones that are determined to be in line with the Company’s strategic outlook and long-term Shareholder interests.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of an executive officer’s total compensation.	Benefits are provided on a broad basis to the Company’s executive officers and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executive officers.

Base Salaries

In establishing base salaries, the Compensation Committee considered factors such as experience, changes to roles and responsibilities, corporate growth, length of service, and compensation compared to other employment opportunities for executive officers. Base salaries are also intended to be internally equitable. Salaries are reviewed annually by the Board based on recommendations of the Compensation Committee.

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Short-Term Incentive Awards

STI awards are based on the achievement of pre-determined, measurable corporate and/or individual performance objectives. During the financial year ended December 31, 2022, STI awards were based on performance over the year (a “Performance Bonus”). Individual performance is measured not just on deliverables achieved but how employees effectively perform in their roles.

A maximum Performance Bonus was determined for each executive officer as a percentage of salary. The maximum performance bonus for 2022 was capped at 200% of the respective executive officer’s target STI. The target STI as a percentage of base salary for the CEO is 100% and for all other executive officers, ranges between 30-50%, with the opportunity to be awarded more based on extraordinary achievements. The key performance indicators and maximum bonus percentage are determined by the Compensation Committee in collaboration with the CEO and HR annually for the ensuing financial year and recommended to the Board for approval, on an individual basis for each executive officer.

The Company-wide key performance metrics for 2022 are set out below under the “2022 NexGen Performance Scorecard” section and the Company expects to maintain similar areas of focus for such metrics in 2023.

Long-Term Incentive Awards

Incentive Stock Options

Members of the Board and Compensation Committee, who collectively represent shareholders owning 21.5% of the outstanding shares, endorse that the Company’s equity incentive program, which consists entirely of stock option awards, has been a major factor in the Company’s long-term success. Stock options, which are at risk compensation, provide alignment between long-term share price performance and remuneration for the NexGen team. Given the Company’s development stage and not yet currently generating net cash flows through operations, option awards are preferable to other forms of long-term incentive awards as they provide significant benefits to the Company and its shareholders and preserve cash resources compared to other forms of equity incentivization which require funding through the Company’s treasury, thereby reducing funds available for Project development execution. Share unit awards such as RSU’s or PSU’s could result in a payout regardless of the Company’s stock price performance, and can be dilutive, compared to options which only result in realized value to the holder if exercised at a higher price at the end of their term than when granted. Accounting for such RSUs and PSUs awards is a liability to the Company until the date of vesting, which could be viewed negatively by the capital markets during future financing stages.

Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee’s assessment of each individual’s performance. Generally, the number of stock options granted to any executive officer is a function of their contribution and achievements to the business and affairs of the Company, the level of authority and responsibility of the executive officer, the number of stock options the Company has already granted to the executive officer, and such other factors that the Compensation Committee may consider relevant.

Stock options are governed by the Company’s current incentive stock option plan (the “Option Plan”) and awards are generally considered and made semi-annually following the Company’s annual Shareholder meeting and at fiscal year-end. Existing stock options have a five-year term and are exercisable at the price determined by the Board, subject to applicable regulatory requirements at the time of grant.

NexGen’s option awards have a five-year term and two-year vesting period, enhancing the Company’s ability to retain key employees, which is especially important during the development stage.

It’s important to note that all options granted in the Company’s history have always been issued at a higher price than the previous price of equity raised, and only exercised by Executives in the 60th (final) month prior to expiry. In many instances the proceeds from these option exercises have funded the tax liabilities associated, with the majority of remaining proceeds reinvested by the Executives into equity. For example, the Chief Executive Officer has increased his equity position through this mechanism by a factor of 2.6x since his initial equity purchase, thereby completely aligning performance with shareholder returns and incentivizing the creation of long-term shareholder value.

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Once the Company enters operational production phase, the Board and the Compensation Committee may determine that other forms of incentive compensation would be more effective than stock options in driving superior shareholder value creation.

Long-Term Retention Incentive Program

In 2020 NexGen introduced a Long-Term Retention Cash Based Incentive program.  The program was put in place to retain and incentivize, and reward select executives and technical talent material to the achievement of significant long-term milestones in line with the Company’s strategic outlook and long-term Shareholder interests. The rewards are payable on the achievement of specific milestones.

2022 NEXGEN PERFOMANCE SCORECARD

NexGen uses a formalized scorecard methodology for setting Company objectives and measuring performance to assess short-term incentives. The scorecard process establishes objectives at the beginning of each year that span across the various focus areas of the Company, allowing alignment towards broad objectives that span multiple years and adherence to NexGen’s vision and values. The scorecard objectives are recommended annually by management and reviewed by the Compensation Committee and approved by the Board.

Objectives in 2022 were established within the following focus areas: health and safety, community, permitting, project development, finance, culture/people, and share price appreciation. 2022 was a year of significant progress for NexGen in all areas of the organization.

Market Performance Overview

In 2022, NexGen achieved an 8% year-on-year increase in its share price, supported by the closing prices of $5.54 per share on December 31st, 2021, and $5.99 per share on December 31st, 2022. This growth is particularly noteworthy considering the decline of 11.3% observed in the Global X Uranium Index, underscoring the positive momentum of the Company. Additionally, NexGen experienced a significant boost in average traded volume in the same period, with a year-over-year increase of approximately 55% to an average of C$28M traded per day. This achievement was primarily driven by the Company’s listing on the NYSE, which not only provided enhanced liquidity but also broadened The Company’s robust shareholder base.

2022 Company Objectives and Achievements
Permitting	•	Submission of draft EIS to the ENV and CNSC, with successful acceptance by the CNSC through the formal conformity check process. The EIS submission included letters of support for the Rook I Project from each of the CRDN, BNDN, BRDN, which all have also endorsed the Rook I Project through the execution of benefit agreements with NexGen.
	•	Successful completion of provincial (ENV) technical review and federal (CNSC) technical and public review of the draft EIS.
	•	Finalization and submission of final, complete Licensing Application program-level documentation.
	•	Proactive regulatory engagement continued throughout 2022, continuing EA/Licensing technical workshops with CNSC/ENV and a highly successful site tour by the CNSC.
	•	Engagement approach validated by numerous letters of support for NexGen permit applications.
Benefit Agreements and Community Engagement	•	Formalization of the CRDN support in Q2 2022 of the Rook I Project through signing of the IBA and increase of training and development opportunities for LPA membership to support current and future employment opportunities at the Rook I Project, including carpentry, safety, electrical.
	•	Successful execution of proactive Indigenous and public engagement, including highly impactful community information sessions in the LPA communities.
	•	Expanded strategic partnerships for greater reach and impact to support and motivate more youth across the province and country.

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Sustainability	•	Successful rollout of 2021 Sustainability Report prepared with reference to the GRI Standards. This key achievement met the Company’s objective of formalizing its sustainability commitments to showcase NexGen’s long-standing robust ESG profile.
Exploration	•	Safe and successful execution of ~12,000 m drilling program.
	•	Completion of drill program without lost time injury.
	•	Maximized use of LPA labour and vendors to support the program.
	•	Successful muon tomography installation as part of Ideon Technologies' early access program for the first implementation of innovative muon detecting instrumentation in boreholes.
	•	Successful ground geophysics surveys on SW2 and SW3 in generating larger target inventory and maintain land package while developing the Rook I Project.
Project Development	•	Advancement of FEED stage, which included the management and oversight of >200,000 hours of the engineering and procurement effort phase.
	•	Integration of multiple consultants and disciplines including engineering, permitting and engagement into the execution of FEED.
Finance & IT	•	Successful up listing to NYSE and respective charters updated as required including corporate governance guidelines.
	•	Subsequent to 2022, launched a $250 million at-the-market financing on January 6, 2023.
	•	Implementation of SAP Business ByDesign ERP and proactively improved internal control environment.
	•	Successful SOX audit with no material deficiencies.
	•	Enhanced information technology infrastructure with focus on cyber security.
	•	Execution of $500 million Base-Shelf Prospectus.
	•	Insurance strategy for site infrastructure program in place and ready to execute when required.
Culture and People	•	Organizational growth and culture alignment that is fit for purpose.
	•	Strategic hiring process that identified critical talent and optimized project leadership structure for enhanced performance.
	•	Introduced Leadership Commitments to continually drive accountability and ownership.
	•	Adherence to process resulting in quality results and outcomes.
	•	Enhanced Human Resources systems for greater efficiency and productivity.
Health & Safety	•	Proactively implemented policies and protocols to ensure the effective management of employees and stakeholders in NexGen’s offices and at the Rook I Project site in light of the continued COVID-19 pandemic.
	•	Upheld Elite Safety Standards with no lost time injuries in 2022 across all departments - (TRIR-0.0, Medical Aid Frequency 0.0, First Aid Frequency 5.2 YTD).
	•	Substantially completed the update of all Site safe work practices and associated health and safety procedures in anticipation of 2023 Site Programs.
	•	Completed the search for a preferred Environment, Health, Safety, and Quality (“EHSQ”) software vendor through timely input and testing against Rook I Project health and safety, and radiation protection requirements.

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CEO Performance

Throughout 2022, the CEO’s Individual Performance successfully aligned with the strategic direction set by the Board and served as the foundation for the Company’s strong performance in a dynamic environment. The Company benefited greatly from the CEO’s strategic leadership, leveraging his extensive industry experience, and his ability to navigate the complexities of responsible growth for successful and optimal outcomes across the organization.

Partnerships	•	Personal accountability to ensure the correct process was followed resulting with signed CRDN IBA.
	•	Pro-active and transparent approach with the LPA Community leaders.
	•	Maintained strong collaborative relationships through timely communication with key Provincial and Federal government stakeholders.
Business Direction	•	Laser focus on the careful implementation of the Company’s vision and strategy.
	•	Strong financial stewardship and efficient use of capital.
	•	Continued growth of shareholder base with up listing to the NYSE.
	•	Enhanced Company’s brand and positioning in the market with impactful strategic community and corporate initiatives.
	•	Planning of an at-the-market financing with implementation in January 2023.
Board	•	Facilitated continued transparent and open dialogue between board and management.
Culture	•	Proactive measures to foster Company culture and behaviour for high level performance through alignment of resources; talent succession; adherence to process with emphasis on quality and managing well-being.

2022 Assessment of Objectives

During the financial year ended December 31, 2022, the Chair of the Compensation Committee met with the Chief Executive Officer periodically to discuss Company goals and performance and to discuss the performance of executive officers individually. The Compensation Committee works in conjunction with the Chief Executive Officer to set compensation, including proposed salary adjustments, performance and/or special bonuses and stock option awards for executive officers, excluding for that of the CEO himself.

The Compensation Committee made recommendations relating to the compensation of executive officers to the Board. Based on these recommendations, the Board made decisions concerning the nature and scope of the compensation to be paid to executive officers. The Compensation Committee based its recommendations to the Board on its compensation philosophy and the Compensation Committee’s assessment of corporate and individual performance, recruiting and retention needs. The Board used judgement with the 2022 Corporate Scorecard and the corporate rating was reduced as not all objectives were fully completed.

In early 2023, the Board, based on the recommendation of the Compensation Committee established a set of criteria and objectives which will be the basis for the 2023 performance rewards.

CEO COMPENSATION SUMMARY

Total Market Capitalization Return vs. Named Executive Pay

Executive pay is in line with the performance of NexGen’s market capitalization, the value of the Company’s equity which helps align management interests with that of Shareholders. Over four of the past five years, Executive pay has moved in the same direction as the value of the Company’s market capitalization. In 2022 the option-based awards value, a component of total Executive compensation, decreased resulting in total Executive compensation decreasing while NexGen’s market capitalization continued to increase. In addition, for the past 5 years, the Company’s indexed market capitalization return has significantly outperformed the S&P/TSX Composite Total Return Index.

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2022 Compensation Mix

In 2022, the Company’s executive compensation program emphasized at risk performance-based compensation. For the CEO, 84% of the overall compensation award is performance based and at risk, with 71% of his total compensation in the form of stock options linked to long-term share performance and 13% in the form of short-term bonuses dependent on meeting predetermined goals. For the remaining Executives, on average, 78% of their overall compensation is performance based and at risk, with 69% of their total compensation in the form of stock options linked to long-term share performance and 9% in the form of short-term bonuses dependent on meeting predetermined goals. The pie charts below illustrate the Executive compensation mix in 2022.

The CEO held stock options equal to 3.0% of the total common shares outstanding, as of December 31, 2022.

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CEO Stock Option Overview

To align the CEO’s compensation with the Company performance, 71% of the CEO’s overall compensation is unrealized and at risk in the form of stock options.

The Board and the Compensation Committee thoroughly reviewed all incentives including equity-based incentives for the NexGen team and endorse that the Company’s equity incentive program, which consists entirely of stock option awards, has been a major factor in the Company’s success to date and is appropriate for the unique stage of development. Not only do stock options, which are “at risk” compensation, provide alignment between long-term share price performance and remuneration for executive officers, they provide significant other benefits to NexGen as a development company compared to other forms of equity incentives. Importantly, stock option awards preserve cash resources providing the Company greater flexibility in pursuing its successful strategy to developing the Rook I Project, and also provide other significant benefits to the Company and its shareholders compared to other forms of LTI awards. Share unit awards such as RSUs or PSUs could result in a payout regardless of the Company’s stock price performance and are either paid out in cash which would prohibit further spend on development, or dilutive to shareholders if paid in shares. In addition, accounting for such share unit awards is a liability to the Company until the date of vesting, which could be viewed negatively by the capital markets during future financing stages.

NexGen’s stock option awards have a five-year term and two-year vesting period, enhancing the Company’s ability to retain key employees which is especially important during the development stage.

It’s important to note, that all options granted in the Company’s history have always been issued at a higher price than the previous price of equity raised, and only exercised by Executives in the 60th (final) month prior to expiry. In many instances the proceeds from these option exercises have funded the tax liabilities associated, with the majority of remaining proceeds reinvested by the Executives into equity. For example, the Chief Executive Officer has increased his equity position through this mechanism by a factor of 2.6x since his initial equity purchase, thereby completely aligning performance with shareholder returns.

Once the Company is no longer in the development stage, the Compensation Committee may determine that other forms of equity incentive compensation would be more effective than stock options in driving superior shareholder value creation.

The Company has made significant progress in meeting the various goals in its carefully considered strategy to develop the Rook I Project, which has driven the Company’s solid stock price performance since inception. Accordingly, to ensure that such goals are met, the Company also offers cash based STI and LTI awards which pay out only if specific goals closely tied to the strategic plan have been met by the employee.

The stock option grants are valued using the Black-Scholes valuation method. While the value of the options granted is included in overall compensation, it is noted that this represents an unrealized value in the year of grant and is based on the Black-Scholes valuation method. The current year stock option grants had an unrealized calculated Black-Scholes value of $3.8 million compared to an intrinsic value at December 31, 2022 of $0.6 million. The intrinsic value is calculated as the difference between the December 31, 2022, closing price of the common shares on the TSX of $5.99 and the option exercise price, multiplied by the number of options granted during the year.

The below chart demonstrates when exercising stock options, the CEO retains a portion of the shares after tax considerations from the exercise as opposed to realizing all of the immediately available cash proceeds he is entitled to under the stock option plan. This further aligns his realized compensation with the Company’s long-term performance and demonstrates his commitment to the Company’s future performance.

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Notes:

(1)	Realized value on exercise of options - this value is calculated by multiplying the difference between the share price on exercise date and option exercise price, by the number of options exercised. A portion of this value is Cash Realized on Exercise of which some is disposed of to finance the exercise price and satisfy tax obligations, while the remaining value is retained in shares (Held in Shares).

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2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CEO Share Ownership and Holdings

To further align the CEO’s investment with the Company, the CEO over the last 3 years has significantly increased his shareholding within the Company. Within the industry standard, when calculating share ownership, companies include other equity items including certain components of preferred and restricted share units. In the below table, NexGen’s CEO holds a multiple of 36 times his base salary in common shares substantially higher when compared to the industry advised target of 3-5 times base salary.

Notes:

(1)	Share Value is calculated based on the December 31, 2020, 2021 and 2022 closing price of the common shares on the TSX of $3.51, $5.54, and $5.99 respectively, multiplied by the number of shares held by the CEO for each respective year.
(2)	Option Value is the number of the CEO’s total in-the-money unexercised options outstanding at December 31, 2020, 2021 and 2022 multiplied by the difference between the December 31, 2020, 2021 and 2022 closing price of $3.51, $5.54, and $5.99 respectively, and the exercise price of the respective options.
(3)	Multiple of Base Salary to Share Value - this value is calculated based on Share Value as a multiple of the CEO’s base salary for each respective year.
(4)	Multiple of Base Salary to Share Value and Option Value - this value is calculated based on Share Value plus Option Value, as a multiple of the CEO’s base salary for each respective year.

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Summary Compensation Table

For the financial year ended December 31, 2022, the Company’s five Named Executive Officers as defined under Form 51-102F6 - Statement of Executive Compensation were: Leigh Curyer, Travis McPherson, Gillian McCombie, Harpreet Dhaliwal, and Luke Moger (collectively, the “Executives”).

The following table sets forth the compensation paid to each of the Executives for each of the Company’s three most recently completed financial years (2020, 2021, and 2022).

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation($)(8)	Total compensation ($)
					Annual incentive plans ($)(2)	Long-term incentive plans ($)(3)
Leigh Curyer President, Chief Executive Officer & Director (4)	2022	815,000	Nil	3,790,000	717,200	Nil	Nil	Nil	5,322,200
	2021	780,000	Nil	17,540,000	1,560,000	Nil	Nil	106,454	19,986,454
	2020	750,000	Nil	4,294,052	708,750	Nil	Nil	Nil	5,752,802
Travis McPherson Chief Commercial Officer(5)	2022	415,000	Nil	2,267,000	185,713	Nil	Nil	Nil	2,867,713
	2021	375,000	Nil	3,784,000	375,000	Nil	Nil	Nil	4,534,000
	2020	300,000	Nil	1,235,954	140,250	Nil	Nil	Nil	1,676,204
Gillian McCombie Vice President, Human Resources	2022	332,174	Nil	747,500	140,250	Nil	Nil	Nil	1,219,924
	2021	315,000	Nil	1,308,500	185,850	Nil	Nil	Nil	1,809,350
	2020	270,000	Nil	337,662	114,750	Nil	Nil	Nil	722,412
Harpreet Dhaliwal Chief Financial Officer(6)	2022	372,309	Nil	365,000	120,750	Nil	Nil	Nil	858,059
	2021	281,250	Nil	2,088,000	172,500	Nil	Nil	Nil	2,541,750
	2020	N/A	N/A	N/A	N/A	N/A	N/A	Nil	N/A
Luke Moger Vice President, Permitting & Licensing(7)	2022	290,916	Nil	966,500	136,300	Nil	Nil	Nil	1,393,716
	2021	160,417	Nil	1,308,500	170,500	Nil	Nil	Nil	1,639,417
	2020	N/A	Nil	178,000	N/A	Nil	Nil	Nil	178,000

Notes:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows:

December 18, 2022 - $3.06, August 17, 2022 - $2.92, December 14, 2021 - $2.83; June 10, 2021 - $2.97; April 1, 2021 - $2.32; December 11, 2020 - $1.66; June 12, 2020 - $0.89.

These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

(2)	Includes bonus amounts paid to Executives by the end of each financial year, comprising a Performance Bonus and/or Special Bonus.
(3)	The Company has a Long-Term Incentive Retention Program to retain and award executive officers. For the financial year referenced, milestones are still in progress and not yet payable.
(4)	Mr. Curyer does not receive any remuneration in his role as a director of NexGen.
(5)	Mr. McPherson, formerly Senior Vice President, Corporate Development, was promoted to Chief Commercial Officer on January 1, 2023.
(6)	Ms. Dhaliwal was appointed Chief Financial Officer on April 1, 2021. Her compensation for 2022 reflects reduced hours worked as a result of a maternity arrangement.
(7)	Mr. Moger was engaged as a consultant in 2020 and was hired as a salaried employee on June 1, 2021.
(8)	All other compensation for Mr. Curyer primarily consisted of reimbursements relating to travel.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2022, for each of the Executives. All option-based awards vest one-third at the grant date, and in one-third increments for the following two years annually, based on the anniversary of the date of grant and have five (5) year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Leigh Curyer	1,500,000	2.85	8-Jun-23	4,710,000	Nil	Nil
	500,000	2.41	31-Dec-23	1,790,000	Nil	Nil
	750,000	1.92	12-Jun-24	3,052,500	Nil	Nil
	1,500,000	1.59	24-Dec-24	6,600,000	Nil	Nil
	1,100,000	1.80	12-Jun-25	4,609,000	Nil	Nil
	2,000,000	3.24	11-Dec-25	5,500,000	Nil	Nil
	4,000,000	5.84	10-Jun-26	600,000	Nil	Nil
	2,000,000	5.44	14-Dec-26	1,100,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	1,000,000	5.57	18-Dec-27	420,000	Nil	Nil
Travis McPherson	300,000	2.85	8-Jun-23	942,000	Nil	Nil
	250,000	2.41	31-Dec-23	895,000	Nil	Nil
	350,000	1.92	12-Jun-24	1,424,500	Nil	Nil
	500,000	1.59	24-Dec-24	2,200,000	Nil	Nil
	550,000	1.80	12-Jun-25	2,304,500	Nil	Nil
	450,000	3.24	11-Dec-25	1,237,500	Nil	Nil
	750,000	5.84	10-Jun-26	112,500	Nil	Nil
	550,000	5.44	14-Dec-26	302,500	Nil	Nil
	200,000	5.31	17-Aug-27	136,000	Nil	Nil
	550,000	5.57	18-Dec-27	231,000	Nil	Nil
Gillian McCombie	350,000	1.92	12-Jun-24	1,424,500	Nil	Nil
	150,000	1.59	24-Dec-24	660,000	Nil	Nil
	100,000	1.80	12-Jun-25	419,000	Nil	Nil
	150,000	3.24	11-Dec-25	412,500	Nil	Nil
	250,000	5.84	10-Jun-26	37,000	Nil	Nil
	200,000	5.44	14-Dec-26	110,000	Nil	Nil
	125,000	5.31	17-Aug-27	85,000	Nil	Nil
	125,000	5.57	18-Dec-27	52,500	Nil	Nil
Harpreet Dhaliwal	400,000	4.53	31-Mar-26	584,000	Nil	Nil
	200,000	5.84	10-Jun-26	30,000	Nil	Nil
	200,000	5.44	14-Dec-26	110,000	Nil	Nil
	125,000	5.31	17-Aug-24	85,000	Nil	Nil
Luke Moger	200,000	1.80	12-Jun-25	838,000	Nil	Nil
	250,000	5.84	10-Jun-26	37,000	Nil	Nil
	200,000	5.44	14-Dec-26	110,000	Nil	Nil
	125,000	5.31	17-Aug-27	85,000	Nil	Nil
	200,000	5.57	18-Dec-27	84,000	Nil	Nil

Note:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2022, closing price of the common shares on the TSX of $5.99 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

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Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2022, the following incentive plan awards vested or were earned for the Executives:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Leigh Curyer	3,245,666	Nil	717,200
Travis McPherson	1,101,166	Nil	185,713
Gillian McCombie	266,166	Nil	140,250
Harpreet Dhaliwal	355,999	Nil	120,750
Luke Moger	266,501	Nil	136,300

Notes:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Termination and Change of Control Benefits

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash short-term incentive award. Executives are also eligible to participate in the Company’s equity based LTI compensation plans in the form of stock options and long-term retention incentive program in the form of cash payments based off milestone achievements, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Executive’s employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a “change of control”, the Executive is terminated without cause, resigns, or resigns with good reason.

In each case, the terminated Executive is entitled to (i) reimbursement of any outstanding expenses, (ii) accrued annual salary and vacation pay to the date of termination, (iii) any Annual Bonus earned but not paid at the date of termination, and (iv) a termination payment equal to the product by multiplying: (a) the sum of (1) his or her annual base salary; and (2) his or her highest bonus (including both Performance Bonuses and Special Bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (b) a period of between six (6) and 36 months, with longer periods being applicable only in the case of a change of control (the “Severance Period”). Those Executives eligible for the long-term retention incentive award will also be payable in the event of a change of control. The Executive is also entitled to the continuation of benefits during the Severance Period, or in the event the Company is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Company.

All outstanding options held by the terminated Executive would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages and payment in lieu of the cost of benefits) payable by the Company to each Executive upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2022, are as follows.

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Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1) President & Chief Executive Officer	Termination Without Cause Change of Control	3,562,500 12,125,000
Travis McPherson (2) Chief Commercial Officer	Termination Without Cause Change of Control	790,000 2,780,000
Gillian McCombie (3) Vice-President, Human Resources	Termination Without Cause Change of Control	518,024 1,576,048
Harpreet Dhaliwal (4,6) Chief Financial Officer	Termination Without Cause Change of Control	561,000 841,500
Luke Moger (5,6) Vice-President, Permitting & Licensing	Termination Without Cause Change of Control	213,837 702,674

Notes:

(1)	In addition, Mr. Curyer holds an aggregate of 2,833,333 unvested stock options. Those options, having an aggregate in-the-money value of $960,000 on December 31, 2022, would have vested and become exercisable had a Change of Control occurred. Mr. Curyer’s Change of Control benefit includes the LTI retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(2)	In addition, Mr. McPherson holds an aggregate of 933,334 unvested stock options. Those options, having an aggregate in-the-money value of $383,003 on December 31, 2022, would have vested and become exercisable had a Change of Control occurred. Mr. McPherson’s Change of Control benefit includes a LTI retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(3)	In addition, Ms. McCombie holds an aggregate of 316,667 unvested stock options. Those options, having an aggregate in-the-money value of $140,835 on December 31, 2022, would have vested and become exercisable had a Change of Control occurred. Ms. McCombie’s Change of Control benefit includes a LTI retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(4)	In addition, Ms. Dhaliwal holds an aggregate of 350,000 unvested stock options. Those options, having an aggregate in-the-money value of $298,000 on December 31, 2022, would have vested and become exercisable had a Change of Control occurred.
(5)	In addition, Mr. Moger holds an aggregate of 366,666 unvested stock options. Those options, having an aggregate in-the-money value of $161,833 on December 31, 2022, would have vested and become exercisable had a Change of Control occurred. Mr. Moger’s Change of Control benefit includes a LTI retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(6)	Ms. Dhaliwal and Mr. Moger's change in control and termination payments are calculated using the preceding year's bonus rather than the highest bonus of the three preceding years per their employment contracts.

There are no significant conditions or obligations that apply to receiving any of the above benefits or payments, such as the requirement for the Executive to enter into a non-compete, non-solicitation, non-disparagement or confidentiality agreement.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each director, namely Christopher McFadden, Richard Patricio, Warren Gilman, Trevor Thiele, Sybil Veenman, Karri Howlett, Brad Wall and Don Roberts during the year ended December 31, 2022. Director fees were comprised of an annual retainer for serving on the Board and Board committees. Executives do not receive additional compensation for serving as directors. Leigh Curyer is a director but also an Executive and receives no additional compensation for his role as a director.

Board Position	Annualized Retainer ($)
Board Chair Retainer	90,000
Board Member Retainer	70,000
Audit Committee Chair	20,000
Compensation Committee Chair	20,000
Sustainability Committee Chair	12,000
Committee Member	5,000(1)

(1) The annualized retainer for committee members is $5,000 per committee.

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In addition to the annualized fees disclosed in the table above, each non-Executive director was granted Options, under the Option Plan.

The stock option grants are valued using the Black-Scholes valuation method. While the value of the options granted is included in overall compensation, it is noted that this represents an unrealized value in the year of grant and is based on the Black-Scholes valuation method. The following table sets forth the 2022 unrealized stock option grant value calculated using the Black-Scholes valuation method and the intrinsic options values as at December 31, 2022. The intrinsic value is calculated as the difference between the December 31, 2022, closing price of the common shares on the TSX of $5.99 and the option exercise price, multiplied by the number of options granted during the year.

Name	Intrinsic Option Value(1) ($)	Black-Scholes Option value (2) ($)
Christopher McFadden	275,000	1,495,000
Richard Patricio	275,000	1,495,000
Trevor Thiele	275,000	1,495,000
Warren Gilman	275,000	1,495,000
Sybil Veenman	275,000	1,495,000
Karri Howlett	275,000	1,495,000
Brad Wall	275,000	1,495,000
Don J. Roberts	275,000	1,495,000
Ivan Mullany	Nil	Nil

Note:

(1)	The intrinsic value is calculated as the difference between the December 31, 2022, closing price of the common shares on the TSX of $5.99 and exercise price of the respective options, multiplied by the number of options granted during the year. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
(2)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following unrealized option value on each of the following dates: December 18, 2022 - $3.06; August 17, 2022 - $2.92

The board also adopted a Director Share Ownership Guideline, and the details are set out under Share Ownership Guidelines.

The following table sets forth the compensation provided to the directors of the Company for the financial year ended December 31, 2022.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2022, is set out above under the heading “Summary Compensation Table”. Mr. Curyer did not receive any remuneration in his role as a director of the Company.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Christopher McFadden	100,000	Nil	1,495,000	Nil	Nil	Nil	1,595,000
Richard Patricio	100,000	Nil	1,495,000	Nil	Nil	Nil	1,595,000
Trevor Thiele	100,000	Nil	1,495,000	Nil	Nil	Nil	1,595,000
Warren Gilman	80,000	Nil	1,495,000	Nil	Nil	Nil	1,575,000
Sybil Veenman	80,000	Nil	1,495,000	Nil	Nil	Nil	1,575,000
Karri Howlett	82,000	Nil	1,495,000	Nil	Nil	Nil	1,577,000
Brad Wall (2)	75,000	Nil	1,495,000	Nil	Nil	130,000	1,700,000
Don J. Roberts	70,000	Nil	1,495,000	Nil	Nil	Nil	1,565,000
Ivan Mullany (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following option value on each of the following dates: December 18, 2022 - $3.06; August 17, 2022 - $2.92. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
(2)	The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company, in relation to advice on corporate matters pursuant to a consulting contract and terminable upon three months’ notice.
(3)	Ivan Mullany joined the Board subsequent to the financial year ended December 31, 2022.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2022 for each of the Company’s directors. All option-based awards vest one-third at the grant date, and in one-third increments for the following two years annually, based on the anniversary of the date of grant and have five-year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Christopher McFadden	300,000	2.85	08-Jun-23	942,000	Nil	Nil
	200,000	2.41	31-Dec-23	716,000	Nil	Nil
	250,000	1.92	12-Jun-24	1,017,500	Nil	Nil
	100,000	1.59	24-Dec-24	440,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,047,500	Nil	Nil
	250,000	3.24	11-Dec-25	687,500	Nil	Nil
	300,000	5.84	10-Jun-26	45,000	Nil	Nil
	300,000	5.44	14-Dec-26	165,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	250,000	5.57	18-Dec-27	105,000	Nil	Nil
Richard Patricio	450,000	2.85	08-Jun-23	1,413,000	Nil	Nil
	200,000	2.41	31-Dec-23	716,000	Nil	Nil
	250,000	1.92	12-Jun-24	1,017,500	Nil	Nil
	100,000	1.59	24-Dec-24	440,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,047,500	Nil	Nil
	250,000	3.24	11-Dec-25	687,500	Nil	Nil
	300,000	5.84	10-Jun-26	45,000	Nil	Nil
	300,000	5.44	14-Dec-26	165,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	250,000	5.57	18-Dec-27	105,000	Nil	Nil
Trevor Thiele	450,000	2.85	08-Jun-23	1,413,000	Nil	Nil
	200,000	2.41	31-Dec-23	716,000	Nil	Nil
	250,000	1.92	12-Jun-24	1,017,500	Nil	Nil
	100,000	1.59	24-Dec-24	440,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,047,500	Nil	Nil
	250,000	3.24	11-Dec-25	687,500	Nil	Nil
	300,000	5.84	10-Jun-26	45,000	Nil	Nil
	300,000	5.44	14-Dec-26	165,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	250,000	5.57	18-Dec-27	105,000	Nil	Nil

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Warren Gilman	300,000	2.85	08-Jun-23	942,000	Nil	Nil
	200,000	2.41	31-Dec-23	716,000	Nil	Nil
	250,000	1.92	12-Jun-24	1,017,500	Nil	Nil
	200,000	1.59	24-Dec-24	880,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,047,500	Nil	Nil
	250,000	3.24	11-Dec-25	687,500	Nil	Nil
	300,000	5.84	10-Jun-26	45,000	Nil	Nil
	300,000	5.44	14-Dec-26	165,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	250,000	5.57	18-Dec-27	105,000	Nil	Nil
Sybil Veenman	300,000	2.49	21-Aug-23	1,050,000	Nil	Nil
	200,000	2.41	31-Dec-23	716,000	Nil	Nil
	250,000	1.92	12-Jun-24	1,017,500	Nil	Nil
	200,000	1.59	24-Dec-24	880,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,047,500	Nil	Nil
	250,000	3.24	11-Dec-25	687,500	Nil	Nil
	300,000	5.84	10-Jun-26	45,000	Nil	Nil
	300,000	5.44	14-Dec-26	165,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	250,000	5.57	18-Dec-27	105,000	Nil	Nil
Karri Howlett	300,000	2.49	21-Aug-23	1,050,000	Nil	Nil
	200,000	2.41	31-Dec-23	716,000	Nil	Nil
	250,000	1.92	12-Jun-24	1,017,500	Nil	Nil
	200,000	1.59	24-Dec-24	880,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,047,500	Nil	Nil
	250,000	3.24	11-Dec-25	687,500	Nil	Nil
	300,000	5.84	10-Jun-26	45,000	Nil	Nil
	300,000	5.44	14-Dec-26	165,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	250,000	5.57	18-Dec-27	105,000	Nil	Nil
Brad Wall	500,000	2.27	21-Mar-24	1,860,000	Nil	Nil
	250,000	1.92	12-Jun-24	1,017,500	Nil	Nil
	200,000	1.59	24-Dec-24	880,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,047,500	Nil	Nil
	250,000	3.24	11-Dec-25	687,500	Nil	Nil
	300,000	5.84	10-Jun-26	45,000	Nil	Nil
	300,000	5.44	14-Dec-26	165,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	250,000	5.57	18-Dec-27	105,000	Nil	Nil
Don Roberts	300,000	5.44	14-Dec-26	165,000	Nil	Nil
	250,000	5.31	17-Aug-27	170,000	Nil	Nil
	250,000	5.57	18-Dec-27	105,000	Nil	Nil
Ivan Mullany	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	The pre-tax value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSX on December 31, 2022, which was $5.99, and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 70

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2022, the following incentive plan awards vested or were earned for the directors:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Christopher McFadden	539,165	Nil	Nil
Richard Patricio	539,165	Nil	Nil
Trevor Thiele	539,165	Nil	Nil
Warren Gilman	539,165	Nil	Nil
Sybil Veenman	539,165	Nil	Nil
Karri Howlett	539,165	Nil	Nil
Brad Wall	539,165	Nil	Nil
Don J. Roberts	19,000	Nil	Nil
Ivan Mullany	Nil	Nil	Nil

Note:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed financial year, being December 31, 2022, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation Plans (2)
Equity compensation plans approved by security holders (1)	49,638,890	4.07	46,867,139
Equity compensation plans not approved by securityholders	Nil	n/a	n/a
Total	49,638,890		46,867,139

Notes:

(1)	Refers to stock options to purchase securities of the Company pursuant to the Option Plan.
(2)	The maximum number of shares that may be reserved for issuance under the Option Plan at any time is 20% of the Company’s issued and outstanding shares, less any common shares reserved for issuance under any other security-based compensation arrangements.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 71

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and burn rates for the Option Plan required under Section 613 of the TSX Company Manual.

	2022		2021		2020
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang (1)	46,867,139	9.71%	52,403,153	10.94%	39,892,879	10.45%
Dilution (2)	49,638,890	10.29%	43,436,494	9.06%	36,473,162	9.55%
Burn Rate (3)	9,744,729	2.03%	17,400,000	3.79%	9,555,000	2.58%

Notes:

(1)	The total number of common shares reserved for issuance to employees, less the number of options outstanding, expressed as a percentage of the total number of common shares outstanding as at December 31st of each year.
(2)	The total number of options outstanding expressed as a percentage of the total number of common shares outstanding as at December 31st of each year.
(3)	The annual burn rate under the Option Plan was calculated in accordance with section 613(p) of the TSX Company Manual.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 72

2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

INDEBTEDNESS OF DIRECTORS AND
EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Company, any proposed nominee for election as a director of the Company, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com and on the Company’s website at www.nexgenenergy.ca.

Financial information relating to the Company is provided in the Company’s audited consolidated financial statements (the “Financial Statements”) and the management’s discussion and analysis (the “MD&A”) for the financial year ended December 31, 2022. Shareholders may download the Financial Statements and the MD&A from SEDAR (www.sedar.com) or contact the Company directly to request copies of the Financial Statements and the MD&A by: (i) mail to #3150 - 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to ddang@nxe-energy.ca.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. The contents and the sending of the Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
President & Chief Executive Officer
Vancouver, British Columbia April 24, 2023

MANAGEMENT INFORMATION CIRCULAR |	PAGE 73

SCHEDULE A

BOARD MANDATE

I.	GENERAL

The Board of Directors (the “Board”) has the responsibility to supervise the management of the business and affairs of NexGen Energy Ltd. (the “Corporation”) and all entities controlled by the Corporation other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, “NexGen”) in the best interests of the holders of the Corporation’s shares (the “Shareholders”). A fundamental objective of the Board is to enhance and preserve long-term value to the Corporation, to confirm that NexGen meets its obligations on an ongoing basis and to confirm that NexGen operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of NexGen, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II.	BOARD CHAIR

The Board will appoint a chair (the “Board Chair”), who, if possible and if in the best interests of NexGen, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, as well as works with the Chief Executive Officer (the “CEO”) to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public.

III.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for NexGen and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and
(b)	monitor performance against the strategic plan.
IV.	RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which NexGen is engaged and verify that NexGen achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NexGen. The Board will:

(a)	confirm that a management system is in place to identify the principal risks to NexGen and its business and that appropriate procedures are in place to monitor and mitigate those risks;
(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and
(c)	review insurance coverage annually.

BOARD MANDATE |	PAGE 74

V.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;
(b)	approve annual operating and capital budgets;
(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;
(d)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
(e)	approve significant changes in accounting practices or policies.
VI.	CORPORATE GOVERNANCE

The Board as a whole is responsible for overseeing and developing the Corporation’s approach to corporate governance.

The Board will:

(a)	review and approve changes to the Corporation’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;
(b)	The Board shall establish from time-to-time committees so as to assist it in discharging its responsibilities and functions more effectively and so as to comply with all applicable rules and regulations relating to the Corporation, and approve and periodically review their respective charters and limits of authority delegated to each committee;
(c)	develop, approve and periodically review written position descriptions for the Board Chair, the CEO and, if it deems desirable, the Chairperson of each committee of the Board, and measure the performance of those acting in such capacities against such position descriptions;
(d)	oversee, either directly or though an appropriate committee, the review of the effectiveness of the Board, its committees and individual directors on an annual basis.
VII.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for NexGen, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

BOARD MANDATE |	PAGE 75

SCHEDULE B

SHAREHOLDER RIGHTS PLAN

April 24, 2023

between

NEXGEN ENERGY LTD.

and

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

SHAREHOLDER RIGHTS PLAN |	PAGE 76

SHAREHOLDER RIGHTS PLAN |	PAGE 2

	ARTICLE 5
	MISCELLANEOUS
5.1	Redemption and Waiver	32
5.2	Expiration	33
5.3	Issuance of New Rights Certificates	33
5.4	Supplements and Amendments	34
5.5	Fractional Rights and Fractional Common Shares	35
5.6	Rights of Action	35
5.7	Holder of Rights Not Deemed a Shareholder	35
5.8	Notice of Proposed Actions	36
5.9	Notices	36
5.10	Costs of Enforcement	37
5.11	Successors	37
5.12	Benefits of this Agreement	37
5.13	Governing Law	37
5.14	Counterparts	37
5.15	Severability	37
5.16	Determinations and Actions by the Board of Directors	37
5.17	Effective Date	38
5.18	Shareholder Review	38
5.19	Declaration as to Non-Canadian and Non-United States Holders	38
5.20	Regulatory Approvals	38
5.21	U.S. Registration	38
5.22	Force Majeure	39
5.23	Time of the Essence	39
Exhibit “A”	Form of Rights Certificate

SHAREHOLDER RIGHTS PLAN |	PAGE 3

THIS AGREEMENT is made as of April 24, 2023 (amending and restated the Shareholder Rights Plan Agreement of April 22, 2017)

B E T W E E N:

NEXGEN ENERGY LTD., a Company existing under the laws of the Province of British Columbia

(the “Company”)

- and -

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada and having an office in Vancouver, British Columbia

(“Rights Agent”)

WHEREAS:

(1)	The Board of Directors (as hereinafter defined) determined that it was advisable and in the best interests of the Company to adopt a shareholder rights plan agreement dated April 22, 2014 (the “Original Agreement”) to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company are treated fairly in connection with any Take-over Bid (as herein defined) and the Original Agreement expires as of the date hereof;

(2)	The Board of Directors determined that it was advisable and in the best interests of the Company to adopt the shareholder rights plan agreement dated April 22, 2017 (the “2017 Plan”), contemporaneously with the expiration of the Original Agreement to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company are treated fairly in connection with any Take-over Bid;

(3)	The Board of Directors determined it was advisable and in the best interests of the Company to amend and restate the 2017 Plan effective as of April 20, 2020 (the “Existing Rights Plan”) and to continue ongoing effectiveness;

(4)	The Board of Directors has determined it is in the best interests of the Company to amend and restate the Existing Rights Plan (the “Rights Plan”) and to continue its ongoing effectiveness upon the receipt of the requisite approval of shareholders; and

(5)	In the implementation of the 2017 Plan, the Board of Directors:

(a)	authorized the issuance of one Right (as hereinafter defined) in respect of each Common Share outstanding contemporaneously with the expiration of the rights under the Original Agreement (the “Record Time”) to each holder of record of Common Shares as of the Record Time;

(b)	authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c)	authorized the issuance of the Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;
(6)	Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement; and

(7)	The Rights Agent has agreed to act on behalf of the Company in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

SHAREHOLDER RIGHTS PLAN |	PAGE 4

NOW, THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Certain Definitions

In this Agreement, unless the context otherwise requires:

“Acquiring Person” means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Company or any Subsidiary of the Company;

(ii)	an underwriter or member of a banking or selling group that acquires Voting Shares from the Company in connection with a distribution by the Company to the public of securities;

(iii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares solely as a result of one or any combination of:

1.	a Corporate Acquisition which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to or above 20% or more of the Voting Shares then outstanding;
2.	a Permitted Bid Acquisition;
3.	an Exempt Acquisition;
4.	a Pro-Rata Acquisition; or
5.	a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Voting Shares then outstanding other pursuant to any one or a combination of a Corporate Acquisition, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition or Convertible Security Acquisition, then, as of such date such Person shall become an “Acquiring Person”;

(iv)	for a period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause (iii)(B) of the definition of Beneficial Owner. In this definition, “Disqualification Date” means the first date of public announcement of facts indicating that such Person has or is making or has announced an intention to make a Take-over Bid alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person; or

(v)	any Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time the Grandfathered Person: (A) ceases to own 20% or more of the outstanding Voting Shares; or (B) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person then Beneficially Owns other than pursuant to a Corporate Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, or a Convertible Security Acquisition or any combination thereof.

SHAREHOLDER RIGHTS PLAN |	PAGE 5

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a body corporate shall be deemed to be an Affiliate of another body corporate if one of them is the Subsidiary of the other or if both are Subsidiaries of the same body corporate or if each of them is controlled by the same Person.

“Associate”, when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

A Person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own”:

(vi)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(vii)	any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (A) upon the exercise of any Convertible Securities (other than the Rights), or (B) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, in either case where such right is exercisable immediately or within a period of 60 days and whether or not on condition or the happening of any contingency other than:

(A)	customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement;

(B)	pledges of securities in the ordinary course of the pledgee’s business as a lender granted as security for bona fide indebtedness; and

(C)	any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the prior approval of the shareholders;

(viii)	any securities that are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert,

provided that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(D)	where: (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause (iii) of this definition pursuant to a Permitted Lock-up Agreement; or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(E)	where such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

SHAREHOLDER RIGHTS PLAN |	PAGE 6

(a)	the ordinary business of such Person (the “Investment Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Investment Manager in the ordinary course of such business in the performance of the Investment Manager’s duties for the account of any other Person (a “Client”) including non- discretionary accounts held on behalf of a Client by a broker or dealer or broker-dealer registered under applicable law;

(b)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of and for the purposes of the activities of such Estate Accounts or for such Other Accounts;

(c)	such Person (the “Statutory Body”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of its activities as such; or

(d)	such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under applicable laws and holds such security for the purposes of its activities as such (each, a “Plan”) or is a Plan and such security is Beneficially Owned or held by the Person in the ordinary course of and for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Investment Manager, the Trust Company, the Statutory Body, the Plan Administrator or the Plan, as the case may be is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Company;

(F)	where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(G)	where such Person is a Client of a Investment Manager and such security is owned at law or in equity by the Investment Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(H)	where such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

SHAREHOLDER RIGHTS PLAN |	PAGE 7

For purposes of this definition, the percentage of Voting Shares Beneficially Owned by any Person at any time shall be and be deemed to be the product determined by the formula:

100	x	A
B

where:	A = the number of votes for the election of all directors generally attached to the Voting Shares Beneficially Owned by such Person at such time; and

B = the number of votes for the election of all directors generally attaching to all Voting Shares actually outstanding.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but unissued Voting Shares which another Person may be deemed to Beneficially Own shall not be included in the denominator of the above formula.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in Vancouver, BC, (or after the Separation Time, the principal office of the Rights Agent in Vancouver, BC) are generally authorized or obligated by law to close.

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.- Canadian Exchange Rate.

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

“Close of Business” on any given date, unless otherwise specified herein, means 11:59

p.n.       (Vancouver time, unless otherwise specified), on such date provided, however, that if such date is not a Business Day, Close of Business on such date shall mean 11:59 p.m. (Vancouver time, unless otherwise specified) on the next succeeding Business Day.

“Common Shares” means the common shares which the Company is authorized to issue, as such common shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and “common shares” when used with reference to any Person other than the Company means the class or classes of shares (or similar equity interests) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;
(ii)	satisfies all of the components of the definition of a Permitted Bid other than the requirement set out in clause (ii)(A) of that definition; and
(iii)	contains, and the taking up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that no securities will be taken up or paid for pursuant to that Take- over Bid prior to the Close of Business on a date that is not earlier than the minimum number of days such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62- 104 after the date of the Take-over Bid constituting the Competing Permitted Bid; provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the components of this definition and provided that, at such time, any acquisition of securities made pursuant to such Competing Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

SHAREHOLDER RIGHTS PLAN |	PAGE 8

“controlled”: a Person shall be deemed to be “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)	securities entitled to vote in the election of directors or trustees, as the case may be, of such first Person, carrying more than 50% of the votes for the election of directors or trustees, as the case may be, are held, directly or indirectly, by or for the benefit of the other Persons; and
(ii)	the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Company or other Person,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Convertible Securities” means at any time any securities (other than the Rights) carrying any exercise, conversion, or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares.

“Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition.

“Corporate Acquisition” means an acquisition, redemption or cancellation by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person.

“Effective Date” means April 22, 2017.

“Exempt Acquisition” means the acquisition of Voting Shares or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsections 5.1(b), 5.1(c) or 5.1(d) hereof; (ii) pursuant to a regular dividend reinvestment or other similar share purchase plan of the Company made available by it to all holders of Voting Shares of a class or series or Voting Shares where such plan permits the holder to direct that dividends paid in respect of such Voting Shares be applied to the purchase from the Company of’ further securities of the Company; or (iii) pursuant to a distribution by the Company of Voting Shares or Convertible Securities pursuant to a prospectus, provided that such distribution has received the approval of the Board of Directors and all applicable securities regulatory authorities and the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; (iv) pursuant to a distribution by the Company of Voting Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid or upon the exercise by an individual employee of the Company of options to purchase Voting Shares granted under a stock option plan of the Company or rights to purchase or acquire securities granted under a share purchase or incentive plan of the Company, provided that (a) all necessary stock exchange approvals for such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan have been obtained and such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan complies with the terms and conditions of such approvals and (b) such Person does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making this determination, the Voting Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution; or (v) pursuant to a plan of arrangement, amalgamation or other statutory procedure which has been approved by the Board and the holders of Common Shares at a meeting duly called by the Board and held for such purposes.

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“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be an amount equal to three times the Market Price per Common Share, as at the Separation Time.

“Expiration Time” means the earliest of (i) the Termination Time, and (ii) the termination of the annual meeting of the shareholders of the Company at which this Agreement was not confirmed or reconfirmed as provided for in Section 5.18 of this Agreement.

“Fiduciary” means, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

“Flip-in Event” means a transaction or event that results in a Person becoming an Acquiring Person; provided, however, that a Flip-in Event shall be deemed to occur at the Close of Business on the tenth day (or such later day as the Board of Directors may determine) after the Stock Acquisition Date.

“Independent Shareholders” means all holders of Common Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Person referred to in clauses (i), (ii) or (iii) above, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company or a wholly-owned Subsidiary of the Company, unless the beneficiaries of such plan or trust direct the manner in which such Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid. For greater certainty, persons who are exempt from the definition of “Beneficial Owner” by virtue of any of paragraphs (iii)(A) through (E) of the definition of “Beneficial Owner” shall be “Independent Shareholders” until they cease to be “Independent Shareholders” in accordance with this definition.

“Market Price” per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days ending on the third Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)	the closing board lot sale price on such date or, if such price is not available, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

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(iii)	if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over- the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iv)	if the securities are not listed or admitted to trading as contemplated in clauses (i) or (ii) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date the closing price per security cannot be determined in accordance with the foregoing, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined by the Board of Directors, after consultation with a nationally or internationally recognized investment banking firm as to the fair value per security of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

“NI 62-104” means National Instrument 62-104 - Take-Over Bids and Issuers Bid

adopted by the Canadian securities regulatory authorities.

“Offer to Acquire” includes:

(i)	an offer to purchase, or a solicitation of an offer to sell, Common Shares or Convertible Securities or a public announcement of an intention to make such an offer or solicitation; and
(ii)	an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

“Offeror” means a Person who is making or has announced a current intention to make a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an ordinary market transaction (including a prearranged trade in the ordinary course of business) contemplated in paragraph (ii) of the definition of Beneficial Owner) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

“Permitted Bid” means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares (other than the Offeror);

(ii)	the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that no securities shall be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the Close of Business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the requirements of Part 2 of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

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(B)	only if at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	the Take-over Bid shall contain irrevocable and unqualified provisions that securities may be deposited pursuant to the Take-over Bid at any time during the period described in subparagraph (ii)(A) of this definition and all securities deposited or tendered pursuant to the Take- over Bid may be withdrawn, unless restricted by law, until taken up and paid for; and

(iv)	the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that the deposit condition set forth in subparagraph (ii)(B) of this definition is satisfied and such Common Shares are taken up by the Offeror, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than ten days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of securities made pursuant to such Permitted Bid, including any acquisition of securities theretofore made, will cease to be a Permitted Bid Acquisition.

“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

“Permitted Lock-Up Agreement” means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each, a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Company, not later than the date of the Lock- up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)	the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or withdraw securities from the Lock-up Bid in order to tender or deposit the securities to another Take-over Bid or support another transaction prior to the securities being taken up and paid for under the Lock-Up Bid:

(A)	where the price or value offered under such Take-Over Bid or transaction to the Locked-up Person exceeds the price or value offered under the Lock-Up Bid; or

(B)	if:

(1)	the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or
(2)	the number of securities to be purchased under the other Take- over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per security that is not less than the price or value per security offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take- over Bid or transaction or other similar limitation on a Locked- up Person’s right to withdraw securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw securities in sufficient time to tender to the other Take-over Bid or to participate in and support the other transaction; and

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(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(C)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(D)	50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-up Bid or withdraws Voting Shares or Convertible Securities in order to deposit or tender such Voting Shares or Convertible Securities to the other Take-over Bid or support another transaction.

“Person” includes any individual, firm, partnership, association, trust, body corporate, joint venture, syndicate or other form of unincorporated organization, government and its agencies and instrumentalities or other entity or group (whether or not having legal personality) and any successor (by merger, statutory amalgamation or arrangement, or otherwise) thereof.

“Pro-Rata Acquisition” means the acquisition of Voting Shares or Convertible Securities:

(i)	as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro-rata basis as all other holders of Voting Shares of the same class or series;
(ii)	pursuant to a regular dividend reinvestment plan or other plan of the Company made available by the Company to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Company of further securities of the Company;
(iii)	pursuant to the receipt and/or exercise of rights issued by the Company on a pro-rata basis to all holders of a class or series of Voting Shares to subscribe for or purchase Voting Shares or securities convertible into or exchangeable for Voting Shares provided that such rights are acquired directly from the Company and not from any other Person; or
(iv)	pursuant to a distribution by the Company of Voting Shares or Convertible Securities (and the conversion or exchange of such securities) made pursuant to a prospectus or by way of a private placement by the Company, provided that in all cases, the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

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“Redemption Price” has the meaning ascribed to that term in subsection 5.1(a) hereof.

“Regular Periodic Cash Dividends” means cash dividends paid at regular intervals in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year; and

(ii)	100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year.

“Rights” means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

“Rights Agent” means Computershare Investor Services Inc., a trust company existing under the federal laws of Canada, and having an office in Toronto, Ontario, and any successor Rights Agent appointed pursuant to the provisions hereof.

“Rights Certificate” has the meaning ascribed to that term in subsection 2.2(c) hereof.

“Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in subsection 2.6(a) hereof.

“Securities Act (British Columbia)” means the Securities Act (British Columbia), as amended, and the regulations thereunder, unless otherwise specified, as the same exist on the date hereof.

“Separation Time” means the Close of Business (Toronto time) on the tenth Business Day after the earliest of:

(i)	the Stock Acquisition Date;

(ii)	the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be,); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors, provided that: (A) if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall (subject to any determination of the Board of Directors as aforesaid) be the Record Time; (B) if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time without securities deposited thereunder being taken up and paid for, then such Take-over Bid shall be deemed, for purposes of this definition, never to have been made; and (C) if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

“Shares” means shares in the capital of the Company.

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of NI 62-104) by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

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“Subsidiary”:

A body corporate is a Subsidiary of another body corporate if:

(i)	it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other, or

(ii)	it is a Subsidiary of a body corporate that is that other’s Subsidiary.

“Take-over Bid” means an Offer to Acquire Common Shares or Convertible Securities (or both), where the securities subject to the Offer to Acquire, together with the Common Shares, if any, into which the securities subject to the Offer to Acquire are convertible and the Voting Shares Beneficially Owned by the Offeror at the date of the Offer to Acquire constitute, in the aggregate, 20% or more of the then outstanding Voting Shares.

“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

“Trading Day”, when used with respect to any securities, means a day on which the principal securities exchange in Canada on which such securities are listed or admitted to trading is open for the transaction of business, or if the securities are not listed or admitted to trading on any securities exchange in Canada, a Business Day.

“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada posts a single daily rate for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)	in any other case, the rate on such date for the conversion of one United States dollar into Canadian dollars calculated in the manner which shall be determined by the Board of Directors from time to time.

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

“Voting Shares” means, collectively, the Common Shares and any other Shares entitled to vote generally for the election of directors.

1.2	Holder

As used in this Agreement, unless the context otherwise requires, the term “holder” when used with reference to Rights, means the registered holder of such Rights or, prior to the Separation Time, the associated Common Shares.

1.3	Acting Jointly or in Concert

For purposes of this Agreement, it is a question of fact whether a Person is acting jointly or in concert with another Person but a Person shall be deemed to be acting jointly or in concert with every other Person who, is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person or any Associate or Affiliate thereof, who acquires or makes an offer to acquire Voting Shares (other than (a) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (b) pursuant to a pledge of securities in the ordinary course of business).

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1.4	Application of Statutes, Regulations and Rules

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefore, to the same as it is in effect on the date of this Agreement.

1.5	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.6	Headings and References

The headings of the Articles and Sections of this Agreement and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to Articles, Sections and Exhibits are to articles and sections of and exhibits to, and forming part of, this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented at any time or from time to time.

1.7	Singular, Plural, etc.

In this Agreement, where the context so admits, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.8	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2

THE RIGHTS

2.1	Issuance and Legend on Common Share Certificates

(b)	One Right in respect of each Common Share outstanding at the Record Time and each Common Share that may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Record Time may be issued after the Separation Time but prior to the Expiration Time.

(c)	Certificates for Common Shares issued after the Record Time hereof but prior to the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed, printed, or written thereon or otherwise affixed thereto a legend in substantially the following form:

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“Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, made as of April 22, 2017, as amended and supplemented from time to time (the “Rights Agreement”), between NexGen Energy Ltd. (the “Company”) and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are “Beneficially Owned” by a “Person” who is or becomes an “Acquiring Person” or any Person acting jointly or in concert with an Acquiring Person or with an “Affiliate” or “Associate” of an “Acquiring Person”, as such terms are defined in the Rights Agreement, or a transferee thereof), or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as possible after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of a legend in substantially the foregoing form until the earlier of the Separation Time and the Expiration Time and where Certificates representing Common Shares have the legend set forth in the Original Agreement such legend shall be deemed to be amended for all purposes to read the same as the legend set forth above.

2.2	Initial Exercise Price: Exercise of Rights: Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price (or its U.S. Dollar Equivalent on the Business Day immediately preceding the date of exercise of the Right), one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	for administrative purposes, each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time, the Rights: (i) may be exercised and (ii) shall be registered and transferable independent of Common Shares. Promptly following the Separation Time, the Company shall prepare and the Rights Agent shall mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder’s address as shown in the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)	a certificate (a “Rights Certificate”) in substantially the form of Exhibit A hereto appropriately completed and registered in such holder’s name, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

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(ii)	a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (A) and (B) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first person to furnish such information and documentation as the Company deems necessary.

(d)	Rights may be exercised in whole at any time or in part from time to time on any Business Day (or other day that is not a bank holiday at the place of exercise) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Toronto, Ontario or at any other office of the Rights Agent in the cities specified in the Rights Certificate or designated from time to time for that purpose by the Company after consultation with the Rights Agent:

(i)	the Rights Certificate evidencing such Rights with an Election to Exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate, appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and
(ii)	payment by certified cheque, bank draft, wire transfer or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the issuance, transfer or delivery of Rights Certificates or the issuance, transfer or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate accompanied by a duly completed and executed Election to Exercise which does not indicate that Rights evidenced by such Rights Certificate have become void pursuant to subsection 3.1(b) hereof and payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Company) shall thereupon promptly:

(i)	requisition from a transfer agent of the Common Share certificates for the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Company the amount of any funds to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder together with, where applicable, a cheque representing any cash payment in lieu of a fractional interest; and

(iv)	tender to the Company all payments received on exercise of the Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing (subject to the provisions of subsection 5.5(a) hereof) the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

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(g)	The Company covenants and agrees to:

(i)	take all such action as may be necessary on its part and within its powers to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable;

(ii)	take all reasonable action as may be necessary on its part and within its power to comply with any applicable requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia) or comparable legislation of each of the provinces and territories of Canada, and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance and delivery of Rights Certificates and of any securities of the Company upon exercise of Rights;

(iii)	use its reasonable efforts to cause all Shares of the Company issued upon exercise of Rights to be listed upon the Toronto Stock Exchange or such other stock exchange on which the Shares are listed at that time;

(iv)	pay when due and payable any and all Canadian federal, provincial transfer taxes (not including any taxes referable to the income or profit of the holder or exercising Person or any liability of the Company to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Shares of the Company issued upon the exercise of Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised;

(v)	if necessary, cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(vi)	after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price, Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	If the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on Common Shares payable in Voting Shares or Convertible Securities otherwise than pursuant to any optional share dividend program;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Voting Shares or Convertible Securities in respect of, in lieu of, or in exchange for, existing Common Shares in a reclassification or re-designation of Common Shares, an amalgamation or statutory arrangement;

SHAREHOLDER RIGHTS PLAN |	PAGE 19

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under subsection 3.1(a). If the Exercise Price and number of Rights are to be adjusted:

(v)	the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (assuming the exercise of all such exchange or conversion rights, if any); and

(vi)	each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights shall be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Voting Share or Convertible Security shall have exactly one Right associated with it.

If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment shall be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof. To the extent that any such rights of exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares or Convertible Securities actually issued upon the exercise of such rights. If after the Record Time and prior to the Expiration Time the Company shall issue any Shares of its authorized capital other than Common Shares in a transaction of a type described in the first sentence of this subsection 2.3(a), such Shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b)	If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price (including the price required to be paid to purchase such Convertible Security) per share) that is less than the Market Price per Common Share on such record date, the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price and of which the denominator shall be the number of shares of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid in a form other than cash, the value of such non-cash consideration shall be as determined by the Board of Directors. To the extent that any such rights or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares or Convertible Securities actually issued upon the exercise of such rights or warrants, as the ease may be. For purposes of this Agreement, the granting of the right to purchase Common Shares (whether previously unissued, treasury shares or otherwise) pursuant to any optional dividend reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends payable on securities of the Company and/or employee stock option, stock purchase or other employee benefit plan (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Company; provided, however, that, in the case of any dividend reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plan) of the Common Shares.

SHAREHOLDER RIGHTS PLAN |	PAGE 20

(c)	If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights or warrants (excluding those referred to in subsection 2.3(a) or 2.3(b)), the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall, subject to adjustment as provided in the penultimate sentence of subsection 2.3(b), equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

(d)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance in the case of an adjustment made pursuant to subsection 2.3(a) above; and

(ii)	the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsections 2.3(b) or 2.3(c) above.

(e)	Subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with the provisions of subsection 5.4(b) or 5.4(c), as applicable, if the Company shall at any time after the Record Time and prior to the Expiration Time issue any Shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such Shares, or Convertible Securities, in a transaction referred to in clause 2.3(a)(i) or 2.3(a)(iv) above and if the Board of Directors determines that the adjustments contemplated by subsections 2.3(a), 2.3(b) and 2.3(d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding such clauses, such adjustments (rather than the adjustments contemplated by subsections 2.3(a), 2.3(b) and 2.3(d) above) shall be made and the Company and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f)	Anything herein to the contrary notwithstanding, no adjustment to the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. Each adjustment made pursuant to this Section shall be calculated to the nearest cent or to the nearest one ten-thousandth of a Common Share or Right, as the case may be.

(g)	All Rights originally issued by the Company subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

SHAREHOLDER RIGHTS PLAN |	PAGE 21

(h)	Unless the Company shall have exercised its election as provided in subsection 2.3(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 2.3(b) and 2.3(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by:

(i)	multiplying (A) the number of Common Shares covered by a Right immediately prior to this adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and

(ii)	dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i)	The Company may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record immediately prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to the adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any date thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days after the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(j), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing the additional Rights to which such holder shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution or replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Company, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j)	Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(k)	If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any

(l)	Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(m)	In any case in which this Section 2.3 shall require that any adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares or other securities upon the occurrence of the event requiring such adjustment.

SHAREHOLDER RIGHTS PLAN |	PAGE 22

(n)	Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that, in their judgment, the Board of Directors determines advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance wholly for cash of any Common Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares, and subject to applicable taxation laws, shall not be taxable to such shareholders.

(o)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Company shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common

Shares, a copy of such certificate; and

(iii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly submitted (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such exercise is a date upon which the relevant share transfer books of the Company are closed, such Person shall be deemed to have become the recorded holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the said share transfer books of the Company are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Company by any two of its Chairman, President and Chief Executive Officer, its Chief Financial Officer or its Corporate Secretary. The Rights Certificates may be signed by any of these officers manually, or by facsimile or any other electronic means.

(b)	Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)	Promptly after the Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Company) and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

SHAREHOLDER RIGHTS PLAN |	PAGE 23

(d)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)	Following the Separation Time, the Company shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) below, the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of transfer thereon duly completed and endorsed or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing.

As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of its Rights Agent) connected therewith.

(d)	The Company shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute, and the Rights Agent shall countersign and deliver a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such surety bond and indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

SHAREHOLDER RIGHTS PLAN |	PAGE 24

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a)	prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share;
(b)	after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;
(c)	prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;
(d)	such holder has waived all rights to receive any fractional Right or fractional Common Share upon exercise of a Right;
(e)	such holder is otherwise bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof in respect of all Rights held;
(f)	this Agreement may be supplemented or amended from time to time pursuant to the last sentence of the penultimate paragraph of subsection 2.3(a) hereof upon the sole authority of the Board of Directors without the approval of any holder of Rights; and

SHAREHOLDER RIGHTS PLAN |	PAGE 25

(g)	notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)	Subject to the provisions of Section 2.2 and Section 5.1 hereof and except as provided below, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall thereafter constitute, effective at the Close of Business on the tenth Business Day after the relevant Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Company having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person); or
(ii)	a direct or indirect transferee of, or other successor in title to, such Rights (a “Transferee”), who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, in a transfer, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this subsection 3.1(b) applicable in the circumstances contemplated in clause (i) hereof;

shall thereupon become and be void and any holder of such Rights (including any Transferee) shall thereafter have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent, or any Co-Rights Agent (as hereinafter defined), upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such rights shall be null and void.

(c)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses 3.1(b)(i) or 3.1(b)(ii) of subsection 3.1(b) hereof or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”

SHAREHOLDER RIGHTS PLAN |	PAGE 26

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof or acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this subsection shall be of no effect on the provisions of this subsection.

ARTICLE 4

THE RIGHTS AGENT

4.1	General

(a)	The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-rights agents (each, a “Co-Rights Agent”) as it may deem necessary or desirable after consultation with the Rights Agent. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Company may determine with the written approval of the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees or agents, for anything done or omitted by them in connection with the acceptance and performance of this Agreement, including legal costs and expenses, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)	The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Voting Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)	The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d)	Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstance whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(e)	Notwithstanding any other provisions of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of claim.

SHAREHOLDER RIGHTS PLAN |	PAGE 27

4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)	Any body corporate into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any body corporate succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such body corporate would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion, and the Rights Agent, at the Company’s expense, may also retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate, acting reasonably, to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent will be entitled to act and rely in good faith on the advice of any such expert or advisor.
(b)	Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action or refraining from taking any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an individual believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President and by the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.
(c)	Nothing in this Agreement shall be construed as relieving the Rights Agent from liability hereunder for its own gross negligence, bad faith or willful misconduct.
(d)	The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only.

SHAREHOLDER RIGHTS PLAN |	PAGE 28

(e)	The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable.

(f)	The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)	The Rights Agent is hereby authorized to rely upon and directed to accept written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President or the Secretary or any Assistant Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h)	The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Shares by first class mail, and mailed or delivered to the holders of the Rights in accordance with Section 5.9 hereof. The Company may remove the Rights Agent upon 30 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of the Shares by first class mail, and mailed to the holders of the Rights in accordance with Section 5.9 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Company), then the holder of any Rights may apply, at the Company’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a body corporate incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of all fees and expenses outstanding to the predecessor Rights Agent by the Company shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

SHAREHOLDER RIGHTS PLAN |	PAGE 29

4.5	Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days’ written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 Business Day period, then such resignation shall not be effective.

4.6	Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5

MISCELLANEOUS

5.1	Redemption and Waiver

The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1. In addition,

(a)	Subject to the prior consent of the holders of Common Shares or Rights obtained as set forth in Section 5.4(b) or Section 5.4(c), the Board of Directors, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 hereof if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

SHAREHOLDER RIGHTS PLAN |	PAGE 30

(b)	Subject to the prior consent of the holders of Common Shares obtained as set forth in Section 5.4(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, waive the application of Section 3.1 to such Flip-in Event if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take- over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d).

(c)	Prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 to such Flip-in Event but only if such Flip-in Event occurs as a result of a Take- over Bid made by way of a Take-over Bid circular sent to all holders of record of Common Shares; provided, however, that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry time of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(c).

(d)	The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)	the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Common Shares or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into, such that at the time of the waiver pursuant to this subsection 5.1(d), it is no longer an Acquiring Person.

(e)	If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under subsection 5.1(c) hereof any outstanding Common Shares , the Board of Directors of the Company shall, notwithstanding the provisions of subsection 5.1(a) hereof, immediately upon such acquisition and without further formality be deemed to have elected to redeem, and shall redeem, the Rights at the Redemption Price.

(f)	If the Board of Directors elects to or is deemed to have elected to redeem the Rights and, in circumstances where subsection 5.1(a) is applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) no further Rights shall thereafter be issued.

(g)	Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the Common Share register maintained by the Company’s transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(h)	Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(i)	Upon the Rights being redeemed pursuant to section 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

SHAREHOLDER RIGHTS PLAN |	PAGE 31

5.2	Expiration

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of Voting Shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)	The Company may make, without the approval of the holders of Rights or Common Shares, any supplements or amendments to this Agreement: (i) specifically contemplated in subsection 2.10(f); (ii) to correct any clerical or typographical error; or (iii) which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article IV except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to subsection 5.4(a), the Company, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Common Shares at a meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the articles and notice of articles of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all Independent Shareholders represented in person or by proxy at the special meeting.

(c)	Subject to subsection 5.4(a), the Company, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, may amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the articles and by- laws of the Company applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1(b)), represented in person or by proxy at the special meeting. For the purposes hereof, each outstanding Right (other than Rights which have become null and void pursuant to subsection 3.1(b)) shall be entitled to one vote, and the procedures for calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles and the Business Corporations Act (British Columbia) with respect to meetings of shareholders of the Company.

(d)	Any amendments made by the Company to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:
(i)	if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

SHAREHOLDER RIGHTS PLAN |	PAGE 32

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called in accordance with the provisions of Section 5.4(c) hereof.

(e)	The Company shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, rescission or variation.

Any amendments shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, and where the prior consent of the holders of Common Shares or Rights is required, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the holders of Common Shares or the holders of Rights or is not submitted to the holders of Common Shares or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within a period of six months of the making of any such amendment, at the end of such period, and no subsequent resolution of Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of Common Shares or the holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Common Shares

(a)	The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of issuing fractional Rights, the Company shall pay to the registered holders of the Rights Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

(b)	The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

5.6	Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

SHAREHOLDER RIGHTS PLAN |	PAGE 33

5.7	Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(i)	there shall occur an adjustment in Rights attaching to the Right pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

(ii)	the Company proposes to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company’s assets.

then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.9, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Company.

5.9	Notices

Any notice, demand or other communication required or permitted to be given or made by the Rights Agent or by the holder of any Rights to or on the Company or by the Company or by the holder of any Rights to or on the Rights Agent shall be in writing and shall be well and sufficiently given or made if:

(i)	delivered in person during normal business hours on a Business Day and left with the receptionist or other responsible employee at the relevant address set forth below; or

(ii)	except during any general interruption of postal services due to strike, lockout or other cause, sent by first-class mail; or

(iii)	sent by telegraph, facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing as aforesaid;

if to the Company, addressed to it at:

NexGen Energy Ltd.

Attention: President and Chief Executive Officer

#3150 - 1021 West Hastings Street

Vancouver, BC V6E OC3

Fax No.: 604-259-0321

and if to the Rights Agent, addressed to it at:

Computershare Investor Services Inc.

Manager, Client Services

3rd Floor, 510 Burrard Street

Vancouver, BC V6C 3B9

Fax No.: 604-661-9401

SHAREHOLDER RIGHTS PLAN |	PAGE 34

Notices, demands or other communications required or permitted to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be in writing and shall be well and sufficiently given or made if delivered personally to such holder or delivered or mailed by first class mail to the address of such holder as it appears on the Rights register maintained by the Rights Agent, or, prior to the Separation Time, in the register of shareholders maintained by the transfer agent for the Common Shares.

Any notice so given or made shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout, or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Company agrees that if the Company fails to fulfill any of its obligations pursuant to this Agreement, then the Company shall reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder and actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and permitted assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Counterparts

This Agreement may be executed in any number of counterparts by original, facsimile or other electronic signature and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors to any liability to the holders of the Rights.

SHAREHOLDER RIGHTS PLAN |	PAGE 35

5.17	Effective Date

This Agreement is effective and in full force and affect in accordance with its terms, as may be amended, from and after the Effective Date.

5.18	Shareholder Review

This Agreement must be reconfirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval at a meeting of holders of Common Shares to be held, mutatis mutandis, every three years thereafter or such earlier time as may be required by any applicable stock exchange or regulatory body. If this Agreement is not so reconfirmed and approved or its not presented for reconfirmation and approval at any such meeting (or at any postponement or adjournment thereof), this Agreement and all outstanding Rights shall terminate and be void and of no further force effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation and approval of this Agreement and the date of termination of the annual meeting of holders of Common Shares in the applicable year; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to this Agreement), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.18.

5.19	Declaration as to Non-Canadian Holders

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Company, as the Company may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20	Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including the Toronto Stock Exchange while any securities of the Company are listed and posted for trading thereon and for a period of 6 months thereafter.

5.21	U.S. Registration

Notwithstanding anything to the contrary, no Rights shall be deemed issued to a U.S. holder until a registration of the Rights under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, is effective, but, regardless of when that registration shall become effective, the Rights shall be effective in accordance with Section 2 in respect of each Common Share outstanding as the Record Time and each Common Share that may be issued after the Effective Time and prior to the earlier of the Separation Time and the Expiration Time.

5.22	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

SHAREHOLDER RIGHTS PLAN |	PAGE 36

5.23	Time of the Essence

Time shall be of the essence in this Agreement.

NEXGEN ENERGY LTD.

By:

By:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

SHAREHOLDER RIGHTS PLAN |	PAGE 37

Exhibit A

[Form of Rights Certificate]

Certificate No.                                        Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR WITH AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that _______, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of a Shareholder Rights Plan Agreement made as of April 22, 2017, as amended and restated on April 22, 2020 (the “Rights Agreement”) between NEXGEN ENERGY LTD., a corporation existing under the laws of the Province of British Columbia (the “Company”), and COMPUTERSHARE INVESTOR SERVICES INC., as Rights Agent, to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share in the capital of the Company (a “Common Share”) (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a duly completed and executed Form of Election to Exercise and payment of the Exercise Price by way of certified cheque, bank draft or money order made payable to the Company at the principal office of the Rights Agent in the City of Toronto, Canada. The Exercise Price shall initially be an amount equal to three time the Market Price per Common Share as at the Separation Time per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

This Rights Certificate is subject to all the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by this reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights.

Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.00001 per Right.

SHAREHOLDER RIGHTS PLAN |	PAGE 38

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, nor will Rights Certificates be issued for less than one whole Right. In lieu thereof, a cash payment will be made as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Date:
NEXGEN ENERGY LTD.

	By:	Name:
Time:

	By:	Name:
Time:

COMPUTERSHARE INVESTOR SERVICES INC.

Countersigned:

	By:	Authorized Signatory

Date:

SHAREHOLDER RIGHTS PLAN |	PAGE 39

[Form of Reverse Side of Rights Certificate]

FORM OF TRANSFER

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates.)

FOR VALUE RECEIVED ________________________________________________________________

hereby sells, assigns and transfers unto______________________________________________
                                                                     (Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________________________, as attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated:

By:
Signature Guaranteed:		Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program (STAMP).

(To be completed if true)

CERTIFICATION

The undersigned hereby represents and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have not been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Dated	Signature

SHAREHOLDER RIGHTS PLAN |	PAGE 40

NOTICE

In the event the certification set forth above is not completed in connection with a purported transfer, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with such Acquiring Person or an Affiliate or Associate of such Acquiring Person (all as defined in the Rights Agreement) and accordingly the Rights evidenced by this Rights Certificate will be null and void.

SHAREHOLDER RIGHTS PLAN |	PAGE 41

[To be attached to each Rights Certificate]

FORM OF ELECTION TO EXERCISE

(To be executed if holder desires to exercise the Rights Certificate.) TO:

NEXGEN ENERGY LTD.

The undersigned hereby irrevocably elects to exercise ______________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

SHAREHOLDER RIGHTS PLAN |	PAGE 42

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall he registered in the name of and delivered to:

(Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

Dated:
Signature Guaranteed:	Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee
Program (STAMP).

SHAREHOLDER RIGHTS PLAN |	PAGE 43

(To be completed if true)

CERTIFICATION

The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Dated:	Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported exercise, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (all as defined in the Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate will be null and void.